Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The Clorox Company
(Dollars in millions, except per share amounts)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of The Clorox Company’s (the Company or Clorox) financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect future results. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. This section should be read in conjunction with the Consolidated Financial Statements and Supplementary Data included in this Annual Report on Form 10-K. The following sections are included herein:

  Executive Overview
  Results of Operations
  Financial Position and Liquidity
  Contingencies
  Quantitative and Qualitative Disclosures about Market Risk
  Recently Issued Accounting Pronouncements
  Critical Accounting Policies and Estimates
  Summary of Non-GAAP Financial Measures

EXECUTIVE OVERVIEW

Clorox is a leading multinational manufacturer and marketer of consumer and professional products with approximately 8,400 employees worldwide as of June 30, 2013, and fiscal year 2013 net sales of $5,623. Clorox sells its products primarily through mass merchandisers, retail outlets, e-commerce channels, distributors and medical supply providers. Clorox markets some of the most trusted and recognized brand names, including its namesake bleach and cleaning products, Clorox Healthcare™, HealthLink®, Aplicare® and Dispatch® products, Green Works® naturally derived products, Pine-Sol® cleaners, Poett® home care products, Fresh Step® cat litter, Glad® bags, wraps and containers, Kingsford® charcoal, Hidden Valley® and KC Masterpiece® dressings and sauces, Brita® water-filtration products, and Burt’s Bees® and güd® natural personal care products. The Company manufactures products in more than two dozen countries and markets them in more than 100 countries.

The Company primarily markets its leading brands in midsized categories considered to have attractive economic profit potential. Most of the Company’s products compete with other nationally advertised brands within each category and with “private label” brands.

The Company operates through strategic business units that are aggregated into four reportable segments: Cleaning, Household, Lifestyle and International.

  Cleaning consists of laundry, home care and professional products marketed and sold in the United States. Products within this segment include laundry additives, including bleach products under the Clorox® brand and Clorox 2® stain fighter and color booster; home care products, primarily under the Clorox®, Formula 409®, Liquid-Plumr®, Pine-Sol®, S.O.S® and Tilex® brands; naturally derived products under the Green Works® brand; and professional cleaning and disinfecting products under the Clorox®, Dispatch®, Aplicare®, HealthLink® and Clorox HealthcareTM brands.

  Household consists of charcoal, cat litter and plastic bags, wraps and container products marketed and sold in the United States. Products within this segment include plastic bags, wraps and containers under the Glad® brand; cat litter products under the Fresh Step®, Scoop Away® and Ever Clean® brands; and charcoal products under the Kingsford® and Match Light® brands.

  Lifestyle consists of food products, water-filtration systems and filters, and natural personal care products marketed and sold in the United States. Products within this segment include dressings and sauces, primarily under the Hidden Valley®, KC Masterpiece® and Soy Vay® brands; water-filtration systems and filters under the Brita® brand; and natural personal care products under the Burt’s Bees® and güd® brands.

  International consists of products sold outside the United States. Products within this segment include laundry, home care, water-filtration, charcoal and cat litter products, dressings and sauces, plastic bags, wraps and containers and natural personal care products, primarily under the Clorox®, Javex®, Glad®, PinoLuz®, Ayudin®, Limpido®, Clorinda®, Poett®, Mistolin®, Lestoil®, Bon Bril®, Nevex®, Brita®, Green Works®, Pine-Sol®, Agua Jane®, Chux®, Kingsford®, Fresh Step®, Scoop Away®, Ever Clean®, KC Masterpiece®, Hidden Valley® and Burt’s Bees® brands.
Non-GAAP Financial Measures

This Executive Overview, the succeeding sections of MD&A and Exhibit 99.3 include certain financial measures that are not defined by accounting principles generally accepted in the United States of America (U.S. GAAP). These measures, which are referred to as non-GAAP measures, are listed below.
  Economic profit (EP)
  Free cash flow and free cash flow as a percentage of net sales
  Earnings from continuing operations before interest and taxes (EBIT) margin (the ratio of EBIT to net sales)
  Debt to earnings from continuing operations before interest, taxes, depreciation and amortization ratio (EBITDA ratio)

Where indicated, each of the following non-GAAP financial measures excludes the fiscal year 2011 noncash goodwill impairment charge:

  Adjusted diluted net earnings per share from continuing operations
  Earnings from continuing operations before income taxes and noncash goodwill impairment charge
For a discussion of these measures and the reasons management believes they are useful to investors, refer to “Summary of Non-GAAP Financial Measures” below. For a discussion of the EBITDA ratio, please refer to “Credit Arrangements” below. This MD&A and Exhibit 99.3 include reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Fiscal Year 2013 Financial Highlights

In fiscal year 2013, Clorox reported earnings from continuing operations of $574. The Company delivered solid results, including 3% net sales growth, $4.31 diluted net earnings per share from continuing operations and free cash flow of $583 million, which was approximately 10% of net sales. This compares to earnings from continuing operations of $543 and diluted net earnings per share from continuing operations of $4.10 in fiscal year 2012.

Key fiscal year 2013 financial results are summarized as follows:
  The Company’s fiscal year 2013 net sales grew 3%, with gains in all four segments, reflecting strong product innovation and the benefit of price increases, partially offset by unfavorable foreign currency exchange rates.

  Gross margin increased 80 basis points to 42.9% in fiscal year 2013 from 42.1% in fiscal year 2012, reflecting the benefit of cost savings and price increases, partially offset by higher manufacturing and logistics costs.

  EP increased to $426 in fiscal year 2013 compared to $402 in fiscal year 2012 (refer to the reconciliation of EP to earnings from continuing operations before income taxes in Exhibit 99.3).

  The Company delivered diluted net earnings per share from continuing operations in fiscal year 2013 of $4.31, an increase of approximately 5% from fiscal year 2012 diluted net earnings per share of $4.10.

  Free cash flow was $583 or 10% of net sales in fiscal year 2013, an increase from $428 or 8% of net sales in fiscal year 2012 (refer to “Free cash flow” below).

  The Company returned $335 in dividends to stockholders and in May 2013 announced an increase of nearly 11% in the annual cash dividend to $2.84 per share from $2.56 per share. In fiscal year 2013, the Company repurchased a total of 1.5 million shares of its common stock at a cost of approximately $128.

Strategic Goals and Initiatives

Since 2007, Clorox has been operating under its Centennial Strategy, which has guided its strategic choices and financial goals to drive growth through fiscal year 2013. The Company delivered solid results, including 3% compounded annual growth rate for net sales and 6% compounded annual growth rate for EP in the past five-year period. In October of this year, the Company will unveil its 2020 strategy, which builds on the success of the Centennial Strategy and directs the Company to the highest value opportunities for long-term, profitable growth and strong stockholder returns.

The Company’s long-term financial goals include sales growth of 3-5%, EBIT margin growth between 25-50 basis points and free cash flow as a percentage of net sales of about 10-12%, which Clorox anticipates using to invest in the business, maintain debt leverage within its target range and return excess cash to stockholders. With a commitment to maintaining a healthy dividend, the Company’s goal is to continue delivering total stockholder returns in the top third of its peer group.

Clorox is also focused on addressing the competitive intensity it continues to anticipate in disinfecting wipes and laundry additives in fiscal year 2014, with demand-building plans that include an increase in merchandising activity as well as product innovation. In addition, the Company is focused on managing the challenges that continue to pressure its margins, particularly in Venezuela and Argentina, as well as the recent changes in the economy impacting foreign currencies and commodity costs.

Clorox will continue to reshape its portfolio toward businesses aligned with the four consumer megatrends of health & wellness, sustainability, the multicultural marketplace and affordability/value. The Company is also focused on the growth pillars of U.S. retail, professional products and international businesses: growing U.S. retail through execution of its “3D” demand creation model; growing professional products by expanding its healthcare business organically and through bolt-on acquisitions; and growing international businesses by focusing on existing markets where the Company has significant scale and competitive advantage.

Clorox also will continue enhancing its capabilities in the “3Ds”: Desire, Decide and Delight, as a means of increasing consumer loyalty. 3D capabilities include targeted marketing communications to drive consumer desire, stand-out product packaging and in-store promotions to compel purchase decisions at the point of decide and superior-quality products to delight consumers. Moreover, Clorox continues to drive its product innovation efforts, with an annual target of 3 percentage points of incremental sales growth from new products.

Looking forward, the Company will continue to execute against its strategy to deliver profitable growth and long-term stockholder value.

RESULTS OF OPERATIONS

Management’s discussion and analysis of the Company’s results of operations, unless otherwise noted, compares fiscal year 2013 to fiscal year 2012, and fiscal year 2012 to fiscal year 2011, using percentage and basis point changes calculated on a rounded basis, except as noted.

CONSOLIDATED RESULTS

Continuing operations

Net sales in fiscal year 2013 increased 3%. Volume was flat, driven by higher shipments in the professional products business, primarily due to base healthcare and cleaning business strength and the benefit of acquisitions in fiscal year 2012; higher shipments of Glad® premium trash bags, primarily due to new product innovation and increased merchandising events; higher shipments of Clorox® disinfecting wipes behind strong merchandising activities and a heightened flu season; higher shipments of Hidden Valley® products behind strong merchandising activity and innovation; higher shipments of Burt’s Bees® natural personal care products, primarily driven by new product innovation and promotional events; and higher shipments of the new concentrated Clorox® liquid bleach. These increases were offset by lower shipments of charcoal products, primarily due to poor weather conditions and price increases; the exit from international nonstrategic export businesses; lower shipments of Brita® water-filtration products, primarily due to decreased merchandising activities, price increases and a comparison to strong volume in the prior year behind the launch of the Brita® Bottle; lower shipments of Glad® base trash bags, primarily due to decreased merchandising and a shift to premium trash products, and Glad® food storage products, primarily due to distribution losses; lower shipments of Clorox 2® stain fighter and color booster, primarily due to category softness and distribution losses; and lower shipments in Canada. Net sales growth outpaced volume primarily due to the benefit of price increases (approximately 270 basis points), partially offset by unfavorable foreign currency exchange rates (approximately 60 basis points).

Net sales in fiscal year 2012 increased 5%. Volume increased 2%, driven by higher shipments in the professional products business, primarily due to the acquisitions of HealthLink and Aplicare, Inc.; higher shipments of Clorox® disinfecting wipes behind strong merchandising activities; higher shipments in Argentina; higher shipments of Fresh Step® cat litter behind new product innovation; higher shipments of Burt’s Bees® natural personal care products, primarily driven by increased merchandising and new products, including the launch of the güd® natural personal care line; and higher shipments of the Brita® Bottle. These increases were partially offset by lower shipments of Clorox® laundry additives, primarily due to price increases; the fiscal year 2012 exit from international nonstrategic export business; lower shipments of Glad® base trash bags due to price increases; lower shipments in Venezuela, primarily driven by the Venezuelan government’s price control law; and lower shipments of Pine-Sol® cleaners, primarily due to price increases. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 480 basis points), partially offset by unfavorable product mix (approximately 110 basis points) and higher trade-promotion spending (approximately 60 basis points).

Gross profit increased 5% in fiscal year 2013, from $2,304 to $2,412, and gross margin, defined as gross profit as a percentage of net sales, increased 80 basis points to 42.9%. Gross margin expansion in fiscal year 2013 reflects 160 basis points from cost savings and 120 basis points from the benefit of price increases. These factors were partially offset by 170 basis points from higher manufacturing and logistics costs, including the impact of inflationary pressures in Argentina and Venezuela.

Gross profit increased 1% in fiscal year 2012, from $2,273 to $2,304, and gross margin decreased 140 basis points to 42.1%. Gross margin contraction in fiscal year 2012 reflects 220 basis points from higher commodity costs, 180 basis points from higher manufacturing and logistics costs and 90 basis points from unfavorable product mix. These factors were partially offset by 220 and 160 basis points from the benefits of price increases and cost savings, respectively.

Expenses

				% Change		% of Net sales
	2013	2012	2011	2013 to 2012	2012 to 2011	2013	2012	2011
Selling and administrative expenses	$807	$798	$735	1%	9%	14.4%	14.6%	14.1%
Advertising costs	500	482	502	4	(4)	8.9	8.8	9.6
Research and development costs	130	121	115	7	5	2.3	2.2	2.2

Selling and administrative expenses increased slightly in fiscal year 2013, primarily driven by higher wages and employee benefits, largely due to international inflation, as well as investments made in systems and processes to support the long-term growth of the Burt’s Bees business. These increases were largely offset by prior year non-repeating advisory fees related to a withdrawn proxy contest, as well as fiscal year 2013 lower employee incentive compensation costs and cost savings.

Selling and administrative expenses increased in fiscal year 2012, driven by higher employee incentive compensation costs, non-repeating advisory fees related to a withdrawn proxy contest in fiscal year 2012, and fiscal year 2012 investments in IT systems and the new Pleasanton facility, partially offset by cost savings.

Advertising costs as a percentage of sales increased slightly during fiscal year 2013. Activity was primarily in support of new products, including the launch of new concentrated Clorox® liquid bleach and Burt’s Bees® natural personal care products.

Advertising costs as a percentage of sales decreased during fiscal year 2012, primarily driven by reduced media spending.

Research and development costs increased slightly as a percentage of net sales in fiscal year 2013, primarily driven by costs related to the investment in and transition to the Company’s new Pleasanton research and development facility.

Research and development costs as a percentage of net sales remained flat in fiscal year 2012 as the Company continued to support its new products and established brands with an emphasis on innovation.

Goodwill impairment, interest expense, other (income) expense, net, and the effective tax rate on income from continuing operations

	2013	2012	2011
Goodwill impairment	$-	$-	$258
Interest expense	122	125	123
Other (income) expense, net	-	(13)	(23)
Income taxes on continuing operations	279	248	276

Goodwill impairment

During fiscal year 2011, the Company recorded a noncash goodwill impairment charge related to the Burt’s Bees business of $258, of which $164 and $94 was reflected in the Lifestyle and International reportable segments, respectively. There was no substantial tax benefit associated with this noncash charge (see Note 7 of the Notes to Consolidated Financial Statements).

Interest expense decreased $3 in fiscal year 2013, primarily due to a lower weighted-average interest rate on long-term debt resulting from the issuance of senior notes in September 2012 and the maturities of senior notes in October 2012 and March 2013. Interest expense in fiscal year 2012 increased by $2, primarily due to higher average commercial paper balances.

Other (income) expense, net, of $0 in fiscal year 2013 included $(12) of income from equity investees, $(4) from gains on fixed asset sales, net, and $(4) of low-income housing partnership gains; partially offset by $11 of foreign currency exchange losses and $9 of amortization of trademarks and other intangible assets.

Other (income) expense, net, of $(13) in fiscal year 2012 included $(11) of income from equity investees and $(6) of income from transition services related to the Company’s sale of its global auto care businesses (Auto Businesses); partially offset by $9 of amortization of trademarks and other intangible assets.

Other (income) expense, net, of $(23) in fiscal year 2011 included $(13) of low-income housing partnership gains, $(9) of income from transition services related to the Company’s sale of its Auto Businesses and $(8) of income from equity investees; partially offset by $9 of amortization of trademarks and other intangible assets.

The effective tax rate on earnings from continuing operations was 32.7%, 31.4% and 49.0% in fiscal years 2013, 2012 and 2011, respectively. The increase in the fiscal year 2013 effective tax rate was primarily due to lower tax on foreign earnings and higher uncertain tax position releases in fiscal year 2012. The current and prior year periods also reflect benefits from tax settlements. The substantially lower tax rate in fiscal year 2012 as compared to fiscal year 2011 was primarily due to the non-deductible noncash goodwill impairment charge of $258 in fiscal year 2011 related to the Burt’s Bees reporting unit, as there was no substantial tax benefit associated with this noncash charge. Also contributing to the decrease in fiscal year 2012 was lower tax on foreign earnings, favorable tax settlements and a decrease in the blended state tax rate, partially offset by higher uncertain tax position releases in fiscal year 2011.

Diluted net earnings per share from continuing operations

The following table presents a reconciliation of diluted net earnings per share from continuing operations to adjusted diluted net earnings per share from continuing operations for fiscal year 2011, which excludes the then-recorded noncash goodwill impairment charge:

				% Change
	2013	2012	2011	2013 to 2012	2012 to 2011
Diluted net earnings per share from continuing operations	$4.31	$4.10	$2.07	5.1%	98.1%
Add back: Noncash goodwill impairment per share	-	-	1.86	-	(100)
Adjusted diluted net earnings per share from continuing operations	$4.31	$4.10	$3.93	5.1	4.3

Diluted net earnings per share from continuing operations increased $0.21 in fiscal year 2013, driven by the benefit of price increases and strong cost savings. These factors were partially offset by higher manufacturing and logistics costs and other supply chain costs, including the impact of inflationary pressures in Argentina and Venezuela, unfavorable foreign currency exchange rates and a higher effective tax rate. Government imposed price controls in Argentina and Venezuela also had a negative impact on net sales, gross margin and diluted net earnings per share from continuing operations.

Diluted net earnings per share from continuing operations increased $2.03 in fiscal year 2012, driven primarily by the noncash goodwill impairment charge of $258 recognized in fiscal year 2011. Excluding the fiscal year 2011 noncash goodwill impairment charge, the Company’s adjusted diluted net earnings per share from continuing operations increased $0.17 in fiscal year 2012, driven by price increases implemented across the portfolio, higher volume, strong cost savings, share repurchases and a lower effective tax rate. These factors were partially offset by higher commodity costs; inflationary pressures impacting manufacturing and logistics costs; and higher selling and administrative costs, primarily due to higher employee incentive compensation costs and investments in the Company’s information technology (IT) systems and a new facility located in Pleasanton, Calif.

Free cash flow

	2013	2012	2011
Net cash provided by continuing operations	$777	$620	$690
Less: capital expenditures	(194)	(192)	(228)
Free cash flow	$583	$428	$462
Free cash flow as a percentage of net sales	10.4%	7.8%	8.8%

Free cash flow as a percentage of net sales increased in fiscal year 2013, primarily due to favorable changes in working capital, the prior year settlement of interest rate forward contracts and higher earnings.

Free cash flow as a percentage of net sales decreased in fiscal year 2012, primarily due to lower tax payments in fiscal year 2011, resulting from favorable tax depreciation rules, and the timing of tax payments in fiscal year 2012.

Discontinued operations

In September 2010, the Company entered into a definitive agreement to sell its Auto Businesses to an affiliate of Avista Capital Partners in an all-cash transaction. In November 2010, the Company completed the sale pursuant to the terms of a Purchase and Sale Agreement (Purchase Agreement) and received cash consideration of $755. The Company also received cash flows of approximately $30 related to net working capital that was retained by the Company as part of the sale. Included in earnings from discontinued operations for the fiscal year ended June 30, 2011, was an after-tax gain on the transaction of $247.

The following table includes financial results attributable to the Auto Businesses as of June 30, 2011:

Net sales	$95
Earnings before income taxes	$34
Income tax expense on earnings	(11)
Gain on sale, net of tax	247
Earnings from discontinued operations, net of tax	$270

SEGMENT RESULTS FROM CONTINUING OPERATIONS

The following presents the results from continuing operations of the Company’s reportable segments and certain unallocated costs reflected in Corporate (see Note 20 of the Notes to Consolidated Financial Statements for a reconciliation of segment results to consolidated results):

Cleaning

				% Change
	2013	2012	2011	2013 to 2012	2012 to 2011
Net sales	$1,783	$1,692	$1,619	5%	5%
Earnings from continuing operations before income taxes	420	381	356	10	7

Fiscal year 2013 versus fiscal year 2012: Net sales, volume and earnings from continuing operations before income taxes increased during fiscal year 2013. Cleaning segment volume growth was 3%, driven by higher shipments in the professional products business, primarily due to base healthcare and cleaning business strength and the benefit of acquisitions in fiscal year 2012; higher shipments of Clorox® disinfecting wipes behind strong merchandising activities and a heightened flu season; and higher shipments of the new concentrated Clorox® liquid bleach. These increases were partially offset by lower shipments of Clorox® 2 stain fighter and color booster due to category softness and distribution losses and lower shipments of Pine-Sol® cleaners, primarily due to price increases. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 170 basis points). The increase in earnings from continuing operations before income taxes was primarily due to higher net sales and $35 of cost savings, primarily related to the new concentrated Clorox® liquid bleach and package redesign. These increases were partially offset by $24 of higher manufacturing and logistics and other supply chain costs; $13 of higher selling and administrative costs, primarily related to the acquisitions in fiscal year 2012 and costs associated with the transition to new concentrated Clorox® liquid bleach; and $10 of higher advertising and sales promotion expenses, primarily in support of new concentrated Clorox® liquid bleach.

Fiscal year 2012 versus fiscal year 2011: Net sales, volume and earnings from continuing operations before income taxes increased during fiscal year 2012. Cleaning segment volume growth was 2%, driven by higher shipments in the professional products business, primarily due to the acquisitions of HealthLink and Aplicare, Inc. and distribution gains in health care channels; higher shipments of Clorox® disinfecting wipes behind strong merchandising activities; and higher shipments of Clorox® disinfecting bathroom cleaner due to product innovation. These increases were partially offset by lower shipments of Clorox® laundry additives, primarily due to price increases. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 450 basis points), partially offset by unfavorable product mix (approximately 190 basis points). The increase in earnings from continuing operations before income taxes was primarily due to higher net sales, $22 of cost savings due to various manufacturing efficiencies and $10 of lower advertising and sales promotion expenses. These increases were partially offset by $30 of higher commodity costs, primarily resin, $14 of unfavorable product mix and $14 of higher manufacturing and logistics costs.

Household

				% Change
	2013	2012	2011	2013 to 2012	2012 to 2011
Net sales	$1,693	$1,676	$1,611	1%	4%
Earnings from continuing operations before income taxes	336	298	278	13	7

Fiscal year 2013 versus fiscal year 2012: Net sales and earnings from continuing operations before income taxes increased while volume decreased during fiscal year 2013. Household segment volume decline was 3%, driven by lower shipments of charcoal products due to poor weather conditions and price increases, and lower shipments of Glad® base trash bags, primarily due to decreased merchandising and a shift to premium trash products, and Glad® food storage products, primarily due to distribution losses. These decreases were partially offset by higher shipments of Glad® premium trash bags primarily due to new product innovation and increased merchandising events. The variance between net sales and volume was primarily due to the benefit of price increases (approximately 340 basis points). The increase in earnings from continuing operations before income taxes was driven by $31 of cost savings, primarily related to various manufacturing efficiencies, and $26 from the benefit of price increases; partially offset by $15 of higher manufacturing and logistics and other supply chain costs.

Fiscal year 2012 versus fiscal year 2011: Net sales, volume and earnings from continuing operations before income taxes increased during fiscal year 2012. Household segment volume growth was 1%, driven by higher shipments of Fresh Step® cat litter behind new product innovation and higher shipments of Glad® OdorShield® trash bags with Febreze®; partially offset by lower shipments of Glad® base trash bags due to price increases. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 530 basis points). The increase in earnings from continuing operations before income taxes was primarily due to higher net sales and $35 of cost savings related to various manufacturing efficiencies. These increases were partially offset by $44 of higher commodity costs, primarily resin, and $30 of higher manufacturing and logistics costs.

Lifestyle

				% Change
	2013	2012	2011	2013 to 2012	2012 to 2011
Net sales	$929	$901	$849	3%	6%
Earnings from continuing operations before income taxes	259	265	91	(2)	191
Noncash goodwill impairment	-	-	164	-	(100)
Earnings from continuing operations before income taxes and noncash goodwill impairment charge	$259	$265	$255	(2)	4

Fiscal year 2013 versus fiscal year 2012: Net sales and volume increased while earnings from continuing operations before income taxes decreased during fiscal year 2013. Lifestyle segment volume growth was 2%, driven by higher shipments of Hidden Valley® products behind strong merchandising activity and innovation, and higher shipments of Burt’s Bees® natural personal care products, primarily driven by new product innovation and promotional events. These increases were partially offset by lower shipments of Brita® water-filtration products, primarily due to decreased merchandising activities, price increases and a comparison to strong volume in the prior year behind the launch of the Brita® Bottle; and lower shipments of KC Masterpiece® sauces, primarily due to competitive activity. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 120 basis points). The decline in earnings from continuing operations before income taxes was primarily due to approximately $12 of higher other supply chain costs and $8 of higher selling and administrative expenses, both driven, in part, by investments in systems and processes to support the long-term growth of the Burt’s Bees business, and $7 of higher advertising and sales promotion expenses in support of new products. These increases were partially offset by higher net sales and $10 of cost savings, primarily related to various manufacturing efficiencies.

Fiscal year 2012 versus fiscal year 2011: Net sales, volume, earnings from continuing operations before income taxes and earnings from continuing operations before income taxes and noncash goodwill impairment charge increased during fiscal year 2012. Lifestyle segment volume growth was 3%, driven by higher shipments of Burt’s Bees® natural personal care products, due to increased merchandising and new products, including the launch of the güd® natural personal care line, higher shipments of the Brita® Bottle and the acquisition of Soy Vay Enterprises, Inc. These increases were partially offset by lower shipments of bottled Hidden Valley® salad dressings due to price increases and lower shipments of Brita® pour through water-filtration products. Net sales growth outpaced volume growth primarily due to the benefit of price increases (approximately 360 basis points). The increase in earnings from continuing operations before income taxes was primarily driven by the noncash goodwill impairment charge of $164 in fiscal year 2011. The increase in earnings from continuing operations before income taxes and noncash goodwill impairment charge was primarily due to higher net sales and $10 of cost savings related to various manufacturing efficiencies, partially offset by $20 of higher commodity costs, primarily soybean oil.

International

				% Change
	2013	2012	2011	2013 to 2012	2012 to 2011
Net sales	$1,218	$1,199	$1,152	2%	4%
Earnings from continuing operations before income taxes	96	119	55	(19)	116
Noncash goodwill impairment	-	-	94	-	(100)
Earnings from continuing operations before income taxes and noncash goodwill impairment charge	$96	$119	$149	(19)	(20)

Fiscal year 2013 versus fiscal year 2012: Net sales increased while volume and earnings from continuing operations before income taxes decreased during fiscal year 2013. International segment volume decline was 2%, driven by the exit from nonstrategic export businesses and lower shipments in Canada, partially offset by higher shipments in Asia and certain regions in Latin America. The variance between net sales and volume was primarily due to the benefit of price increases (approximately 450 basis points) and favorable product mix (approximately 160 basis points), partially offset by unfavorable foreign currency exchange rates (approximately 290 basis points). The decrease in earnings from continuing operations before income taxes was primarily due to $55 of higher manufacturing and logistics and other supply chain costs and $12 of higher selling and administrative costs, both factors reflecting the impact of inflationary pressures in Argentina and Venezuela; $24 of unfavorable foreign currency exchange rates; and other smaller items. These decreases were partially offset by $53 from the benefit of price increases; $15 of cost savings, primarily related to various manufacturing efficiencies; and $11 of favorable product mix. Government imposed price controls in Argentina and Venezuela also had a negative impact on International segment net sales, gross margin and earnings from continuing operations before income taxes.

Fiscal year 2012 versus fiscal year 2011: Net sales, volume and earnings from continuing operations before income taxes increased while earnings from continuing operations before income taxes and the noncash goodwill impairment charge decreased during fiscal year 2012. International segment volume growth was 2%, driven by higher shipments in Argentina, partially offset by the exit from nonstrategic export businesses, and lower shipments in Venezuela, primarily as a result of the Venezuelan government’s price control law. Net sales growth outpaced volume growth, primarily due to the benefit of price increases (approximately 530 basis points), partially offset by unfavorable foreign currency exchange rates (approximately 110 basis points). The increase in earnings from continuing operations before income taxes was primarily driven by the noncash goodwill impairment charge of $94 in fiscal year 2011. The decrease in earnings from continuing operations before income taxes and noncash goodwill impairment charge was primarily due to $37 of higher manufacturing and logistics costs due to the impact of inflationary pressures in Argentina and Venezuela; $25 of higher selling and administrative costs associated with investments in IT systems; and $19 of higher commodity costs, primarily resin. These decreases were partially offset by higher net sales and $14 of cost savings, primarily related to various manufacturing efficiencies.

Venezuela

The financial statements of the Company’s subsidiary in Venezuela are consolidated under the rules governing the preparation of financial statements in a highly inflationary economy. As such, the subsidiary’s non-U.S. dollar (non-USD) monetary assets and liabilities are remeasured into USD each reporting period with the resulting gains and losses reflected in other (income) expense, net.

On February 8, 2013, the Venezuelan government announced a devaluation of the official currency exchange rate (CADIVI) from 4.3 to 6.3 bolívares fuertes (VEF) per USD and the elimination of the alternative currency exchange system, SITME. Prior to February 8, 2013, the Company had been utilizing the rate at which it had been obtaining USD through SITME to remeasure its Venezuelan financial statements, which was 5.7 VEF per USD at the announcement date. In response to these developments, the Company began utilizing the CADIVI rate of 6.3 VEF per USD. The Company recorded a remeasurement loss of $4 related to the devaluation in fiscal year 2013, which was reflected in other (income) expense, net.

In March 2013, the Venezuelan government announced the creation of a new alternative currency exchange system (SICAD), which is intended to complement CADIVI. Based on a number of factors, including the limited number of SICAD auctions held to date, restrictions placed on eligible participants, the amount of USD available to purchase through the auction process, and the lack of official information about the resulting exchange rate, the Company does not believe it is appropriate to use the SICAD rate as the official remeasurement rate at this time.

As a measure of sensitivity given the uncertainty of exchange rates in Venezuela, based on the VEF-denominated net monetary position as of June 30, 2013, a hypothetical additional 10% VEF devaluation would result in an additional remeasurement loss of $3.

Price Control Laws

In fiscal years 2013 and 2012, government imposed price control laws in Argentina and Venezuela negatively impacted the net selling prices of certain products sold in those countries. The Company’s ability to grow net sales and net earnings in Argentina and Venezuela will be affected by a number of factors, including the government imposed price controls, possible future currency devaluations, local economic conditions, inflation rates and the availability of raw materials and utilities.

Corporate

				% Change
	2013	2012	2011	2013 to 2012	2012 to 2011
Losses from continuing operations before income taxes	$(258)	$(272)	$(217)	(5)%	25%

Corporate includes certain non-allocated administrative costs, interest income, interest expense and certain other non-operating income and expenses. Corporate assets include cash and cash equivalents, property and equipment, other investments and deferred taxes.

Fiscal year 2013 versus fiscal year 2012: The decrease in losses from continuing operations before income taxes was primarily due to prior year non-repeating advisory fees related to a withdrawn proxy contest, as well as lower employee incentive compensation costs in fiscal year 2013. These factors were partially offset by higher wages and employee benefit costs in fiscal year 2013.

Fiscal year 2012 versus fiscal year 2011: The increase in losses from continuing operations before income taxes was primarily due to higher employee incentive compensation and benefit costs, higher low-income housing partnership gains in fiscal year 2011 and non-repeating advisory fees related to a withdrawn proxy contest in fiscal year 2012; partially offset by lower IT expenses reflected in Corporate.

FINANCIAL POSITION AND LIQUIDITY

Management’s discussion and analysis of the Company’s financial position and liquidity describes its consolidated operating, investing and financing activities, contractual obligations and off-balance sheet arrangements.

The following table summarizes cash activities as of June 30:

	2013	2012	2011
Net cash provided by continuing operations	$777	$620	$690
Net cash (used for) provided by investing activities	(55)	(277)	544
Net cash used for financing activities	(685)	(321)	(1,078)

The Company’s cash position includes amounts held by foreign subsidiaries, and as a result the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balance is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in other (income) expense, net. The Company’s cash holdings were as follows as of June 30:

	2013	2012	2011
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	$115	$81	$98
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	36	35	15
Non-U.S. dollar balances held by U.S. dollar functional currency subsidiaries	18	20	26
U.S. dollar balances held by U.S. dollar functional currency subsidiaries	130	131	120
Total	$299	$267	$259

The Company’s total cash balance was $299 as of June 30, 2013, as compared to $267 as of June 30, 2012. The increase of $32 was primarily attributable to $777 of net cash provided by continuing operations, $593 of net proceeds from the September 2012 long-term debt issuance, $135 of proceeds from the sale-leaseback of the Company’s general office building in Oakland, Calif. and former Technical and Data Center in Pleasanton, Calif., and $133 of proceeds from the issuance of common stock for employee stock plans and other. These increases were partially offset by $850 of repayments of long-term debt, $335 of dividend payments, $194 of capital expenditures, $128 of share repurchases and $98 of repayments of commercial paper borrowings.

The Company’s total cash balance remained essentially flat as of June 30, 2012, as compared to June 30, 2011.

As of June 30, 2013, total current assets exceeded total current liabilities by $286, and, as of June 30, 2012, total current liabilities exceeded total current assets by $685. The year-over-year change was primarily attributable to $850 of current maturities of long-term debt as of June 30, 2012.

Operating Activities

Net cash provided by continuing operations increased to $777 in fiscal year 2013 from $620 in fiscal year 2012. The increase was primarily due to favorable changes in working capital, driven by lower tax payments in fiscal year 2013 as a result of favorable tax settlements; the prior year settlement of interest rate forward contracts; and higher earnings.

Net cash provided by continuing operations decreased to $620 in fiscal year 2012 from $690 in fiscal year 2011. The decrease was primarily due to lower tax payments in fiscal year 2011, resulting from favorable tax depreciation rules and the timing of tax payments in the current year; and the settlement of interest rate forward contracts.

Investing Activities

Capital expenditures were $194, $192 and $228, respectively, in fiscal years 2013, 2012 and 2011. Capital spending as a percentage of net sales was 3.5%, 3.5% and 4.4% for fiscal years 2013, 2012 and 2011, respectively. The increase in fiscal year 2013 capital spending was driven by investments in the Company’s new Pleasanton, Calif. facility. The decrease in fiscal year 2012 capital spending was primarily associated with higher spending for manufacturing efficiencies in the prior fiscal year.

In fiscal year 2013, the Company completed sale-leaseback transactions under which it sold its general office building in Oakland, Calif. and former Technical and Data Center in Pleasanton, Calif. to unrelated parties for combined net proceeds of $135. The Company entered into operating lease agreements with the respective buyers for portions of the buildings for up to 15 years, all of which contain renewal options.

In December 2011, the Company acquired HealthLink, Aplicare, Inc. and Soy Vay Enterprises, Inc., including each business’ workforce, for purchase prices aggregating $97, funded through commercial paper borrowings. The cash amount paid of $93 represents the aggregate purchase prices less cash acquired. Results for HealthLink and Aplicare, Inc., providers of infection control products for the health care industry, are reflected in the Cleaning reportable segment. Results for Soy Vay Enterprises, Inc., a California-based operation that provides the Company a presence in the market for Asian sauces, are reflected in the Lifestyle reportable segment. These acquisitions added a modest benefit of approximately 1% to the Company’s net sales and volume, respectively, for the fiscal years ended June 30, 2013 and 2012.

In fiscal year 2011, investing activities included $747 of proceeds from the sale of the Auto Businesses, net of transaction costs.

Financing Activities

Capital Resources and Liquidity

Net cash used for financing activities was $685 in fiscal year 2013, as compared to $321 in fiscal year 2012. The change was primarily due to a reduction in total debt and higher dividends paid during fiscal year 2013, partially offset by fewer share repurchases and an increase in employee stock option exercises.

Net cash used for financing activities was $321 in fiscal year 2012, as compared to $1,078 in fiscal year 2011. The decrease in net cash used for financing activities was primarily due to the use of proceeds from the sale of the Auto Businesses to repay commercial paper in fiscal year 2011.

In March 2013, $500 in senior notes with an annual fixed interest rate of 5.00% became due and were repaid. The repayment was funded in part with commercial paper borrowings and in part with a portion of the proceeds from the sale-leaseback transaction of the Company’s Oakland, Calif. general office building.

In October 2012, $350 in senior notes with an annual fixed interest rate of 5.45% became due and were repaid. The repayment was funded with a portion of the proceeds from the September 2012 issuance of $600 in senior notes with an annual fixed interest rate of 3.05%, payable semi-annually in March and September, and a maturity date of September 15, 2022. The remaining proceeds from notes were used to repay commercial paper.

In November 2011, the Company issued $300 in senior notes with an annual fixed interest rate of 3.80%, payable semi-annually in May and November, and a maturity date of November 15, 2021. Proceeds from the notes were used to repay commercial paper.

The senior notes issued in September 2012 and November 2011 rank equally and ratably in right of payment with all of the Company’s existing and future senior unsecured indebtedness and senior to any future subordinated unsecured indebtedness. These notes were issued under the Company’s shelf registration statement filed in November 2011, which allows the Company to offer and sell an unlimited amount of its senior unsecured indebtedness from time to time and expires in November 2014.

In fiscal year 2011, $300 in senior notes became due and were repaid. The Company funded the debt repayments with commercial paper borrowings and operating cash flows.

Credit Arrangements

As of June 30, 2013, the Company had a $1.1 billion revolving credit agreement with an expiration date of May 2017. There were no borrowings under the agreement, and the Company believes that borrowings under the revolving credit agreement are and will continue to be available for general corporate purposes. The agreement includes certain restrictive covenants and limitations. The primary restrictive covenant is a maximum ratio of total debt to earnings before interest, taxes, depreciation and amortization (EBITDA) for the trailing four quarters (EBITDA ratio), as defined in the Company’s revolving credit agreement, of 3.50. The following table sets forth the calculation of the EBITDA ratio as of June 30, using EBITDA for the trailing four quarters, as contractually defined:

	2013	2012
Earnings from continuing operations	$574	$543
Add back:
Interest expense	122	125
Income tax expense	279	248
Depreciation and amortization	182	178
Deduct:
Interest income	3	3
EBITDA	$1,154	$1,091
Total debt	$2,372	$2,721
EBITDA ratio	2.06	2.49

The Company is in compliance with all restrictive covenants and limitations in the credit agreement as of June 30, 2013, and anticipates being in compliance with all restrictive covenants for the foreseeable future. The Company continues to monitor the financial markets and assess its ability to fully draw on its revolving credit agreement, and currently expects that any drawing on the agreement will be fully funded.

The Company had $45 of foreign and other credit lines as of June 30, 2013, of which $3 was outstanding and $42 was available for borrowing.

Based on the Company’s working capital requirements, anticipated ability to generate positive cash flows from operations in the future, investment-grade credit ratings, demonstrated access to long- and short-term credit markets and current borrowing availability under credit agreements, the Company believes it will have the funds necessary to meet its financing requirements and other fixed obligations as they become due. Should the Company undertake other transactions requiring funds in excess of its current cash levels and available credit lines, it would consider the issuance of additional debt or other securities to finance acquisitions, repurchase shares, refinance debt or fund other activities for general business purposes. The Company’s access to or cost of such additional funds could be adversely affected by any decrease in credit ratings, which were the following as of June 30:

	2013		2012
	Short-term	Long-term	Short-term	Long-term
Standard and Poor’s	A-2	BBB+	A-2	BBB+
Moody’s	P-2	Baa1	P-2	Baa1

Share Repurchases and Dividend Payments

On May 13, 2013, the Company’s board of directors terminated the share repurchase programs previously authorized on May 13, 2008 and May 18, 2011, and authorized a share repurchase program for an aggregate purchase amount of up to $750. This reduces the total dollar value of shares that the Company can repurchase under its open market share repurchase program from $821 to $750. This open market share repurchase program is in addition to the Company’s evergreen repurchase program (Evergreen Program), the purpose of which is to offset the impact of share dilution related to share-based awards. The Evergreen Program has no authorization limit as to amount or timing of repurchases.

Share repurchases under authorized programs were as follows during the fiscal years ended June 30:

	2013		2012		2011
	Amount	Shares (000)	Amount	Shares (000)	Amount	Shares (000)
Open-market purchase programs	$-	-	$158	2,429	$521	7,654
Evergreen Program	128	1,500	67	990	134	2,122
Total	$128	1,500	$225	3,419	$655	9,776

During fiscal years 2013, 2012 and 2011, the Company declared dividends per share of $2.63, $2.44 and $2.25, respectively. During fiscal years 2013, 2012 and 2011, the Company paid dividends per share of $2.56, $2.40 and $2.20, respectively, equivalent to $335, $315 and $303, respectively.

Contractual Obligations

The Company had contractual obligations as of June 30, 2013, payable or maturing in the following fiscal years:

	2014	2015	2016	2017	2018	Thereafter	Total
Long-term debt maturities including interest payments (See Note 9)	$93	$668	$359	$53	$442	$1,022	$2,637
Notes and loans payable (See Note 9)	202	-	-	-	-	-	202
Purchase obligations (1)	357	141	62	46	41	24	671
Operating leases (See Note 16)	45	38	36	33	29	117	298
Contributions to non-qualified supplemental postretirement plans (2)	17	15	15	17	17	76	157
Venture Agreement terminal obligation (See Note 11)	-	-	-	-	-	284	284
Total	$714	$862	$472	$149	$529	$1,523	$4,249

(1)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that contain specified or determinable significant terms, including quantity, price and the approximate timing of the transaction. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. Approximately 19% of the Company’s purchase obligations relate to service contracts for information technology that have been outsourced. The raw material contracts included above are entered into during the regular course of business based on expectations of future purchases. Many of these raw material contracts are flexible to allow for changes in the Company’s business and related requirements. If such changes were to occur, the Company believes its exposure could differ from the amounts listed above. Any amounts reflected in the consolidated balance sheets as accounts payable and accrued liabilities are excluded from the table above.
(2)	Represents expected payments through 2023. Based on the accounting rules for retirement and postretirement benefit plans, the liabilities reflected in the Company’s consolidated balance sheets differ from these expected future payments (see Note 19 of the Notes to Consolidated Financial Statements).

As of June 30, 2013, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $69. In the twelve months succeeding June 30, 2013, audit resolutions could potentially reduce total unrecognized tax benefits by up to $2, primarily as a result of cash settlement payments. Since the ultimate amount and timing of further cash settlements cannot be predicted due to the high degree of uncertainty, liabilities for uncertain tax positions are excluded from the contractual obligations table (see Note 18 of the Notes to Consolidated Financial Statements).

Off-Balance Sheet Arrangements

In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) that have terms that vary in duration and in the potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it believe that it is probable that it will make, any payments relating to its indemnifications, and believes that any reasonably possible payments would not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

As of June 30, 2013, the Company was a party to a letter of credit of $14, related to one of its insurance carriers, of which $0 had been drawn upon.

The Company had not recorded any liabilities on any of the aforementioned guarantees as of June 30, 2013.

CONTINGENCIES

The Company is involved in certain environmental matters, including response actions at various locations. The Company had a recorded liability of $13 and $14 as of June 30, 2013 and 2012, respectively, for its share of aggregate future remediation costs related to these matters. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounted for a substantial majority of the recorded liability as of both June 30, 2013 and 2012. The Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs for this matter pursuant to a cost-sharing arrangement with a third party. With the assistance of environmental consultants, the Company maintains an undiscounted liability representing its current best estimate of its share of the capital expenditures, maintenance and other costs that may be incurred over an estimated 30-year remediation period. Currently, the Company cannot accurately predict the timing of future payments that may be made under this obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the future availability of alternative clean-up technologies. Although it is reasonably possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.

In October 2012, a Brazilian appellate court issued an adverse decision in a lawsuit pending in Brazil against the Company and one of its wholly-owned subsidiaries, The Glad Products Company (Glad). The lawsuit was initially filed in a Brazilian lower court in 2002 by two Brazilian companies and one Uruguayan company (collectively Petroplus) related to joint venture agreements for the distribution of STP auto-care products in Brazil with three companies that became subsidiaries of the Company as a result of the Company’s merger with First Brands Corporation in January 1999 (collectively, Clorox Subsidiaries). The pending lawsuit seeks indemnification for damages and losses for alleged breaches of the joint venture agreements and abuse of economic power by the Company and Glad. Petroplus had previously unsuccessfully raised the same claims and sought damages from the Company and the Clorox Subsidiaries in an International Chamber of Commerce (ICC) arbitration proceeding in Miami filed in 2001. The ICC arbitration panel unanimously ruled against Petroplus in a final decision in November 2003 (Final ICC Arbitration Award). The Final ICC Arbitration Award was ratified by the Superior Court of Justice of Brazil in May 2007 (Foreign Judgment), and the United States District Court for the Southern District of Florida subsequently confirmed the Final ICC Arbitration Award and recognized and adopted the Foreign Judgment as a judgment of the United States District Court for the Southern District of Florida (U.S. Judgment). Despite this, in March 2008 a Brazilian lower court ruled against the Company and Glad in the pending lawsuit and awarded Petroplus R$23 ($13) plus interest. The value of that judgment, including interest and foreign exchange fluctuations as of June 30, 2013, was approximately $35.

Among other defenses, because the Final ICC Arbitration Award, the Foreign Judgment and the U.S. Judgment relate to the same claims as those in the pending lawsuit, the Company believes that Petroplus is precluded from re-litigating these claims. Based on the unfavorable appellate court decision, the Company believes that it is reasonably possible that a loss could be incurred in this matter in excess of amounts accrued, and that the estimated range of such loss in this matter is from $0 to $29. The Company continues to believe that its defenses are meritorious, and has appealed the decision to the highest courts of Brazil, which could take years to resolve. Expenses related to this litigation and any potential additional loss would be reflected in discontinued operations, consistent with the Company’s classification of expenses related to its discontinued Brazil operations.

In a separate action filed in 2004 by Petroplus, a lower Brazilian court in January 2013 nullified the Final ICC Arbitration Award. The Company believes this judgment is inconsistent with the Foreign Judgment and the U.S. Judgment and that it is without merit. The Company has appealed this decision.

Glad and the Clorox Subsidiaries have also filed separate lawsuits against Petroplus alleging misuse of the STP trademark and related matters, which are currently pending before Brazilian courts, and have taken other legal actions against Petroplus, which are pending.

The Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, and employee and other matters. Based on management’s analysis of these claims and litigation, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational company, the Company is exposed to the impact of foreign currency fluctuations, changes in commodity prices, interest-rate risk and other types of market risk.

In the normal course of business, where available at a reasonable cost, the Company manages its exposure to market risk using contractual agreements and a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchases and futures contracts. Derivative contracts are entered into for non-trading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

Sensitivity Analysis for Derivative Contracts

For fiscal years 2013 and 2012, the Company’s exposure to market risk was estimated using sensitivity analyses, which illustrate the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, commodity prices or interest rates. The results of the sensitivity analyses for foreign currency derivative contracts, commodity derivative contracts and interest rate contracts are summarized below. Actual changes in foreign exchange rates, commodity prices or interest rates may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly to fully offset by an inverse change in the value of the underlying hedged items.

The changes in the fair value of derivatives are recorded as either assets or liabilities in the consolidated balance sheets with an offset to net earnings or other comprehensive income, depending on whether or not, for accounting purposes, the derivative is designated and qualified as a cash flow hedge. During the fiscal years ended June 30, 2013, 2012 and 2011, the Company had no hedging instruments designated as fair value hedges. In the event the Company has contracts not designated as hedges for accounting purposes, the Company recognizes the changes in the fair value of these contracts in other (income) expense, net.

Foreign Currency Risk

The Company seeks to minimize the impact of certain foreign currency fluctuations by hedging transactional exposures with foreign currency forward contracts. As of June 30, 2013, the Company’s foreign currency transactional exposures pertaining to derivative contracts existed with the Canadian, Australian and New Zealand dollars. As of June 30, 2012, the Company’s foreign-currency transactional exposure pertaining to derivative contracts existed with the Canadian dollar. Based on a hypothetical decrease or increase of 10% in the value of the U.S. dollar against the Canadian, Australian, and New Zealand dollars as of June 30, 2013, the estimated fair value of the Company’s then-existing foreign currency derivative contracts would decrease or increase by $4, with the corresponding impact included in accumulated other comprehensive net losses. Based on a hypothetical decrease or increase of 10% in the value of the U.S. dollar against the Canadian dollar as of June 30, 2012, the estimated fair value of the Company’s then-existing foreign currency derivative contracts would decrease or increase by $1, with the corresponding impact included in accumulated other comprehensive net losses or other (income) expense, net, as appropriate.

Commodity Price Risk

The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. The Company uses various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity purchase contracts and commodity derivative contracts, where available at a reasonable cost. During fiscal years 2013 and 2012, the Company’s raw materials exposures pertaining to derivative contracts existed with jet fuel, soybean oil and crude oil. Based on a hypothetical decrease or increase of 10% in these commodity prices as of June 30, 2013 and June 30, 2012, the estimated fair value of the Company’s then-existing commodity derivative contracts would decrease or increase by $5 and $4, respectively, with the corresponding impact included in accumulated other comprehensive net losses.

Interest Rate Risk

The Company is exposed to interest rate volatility with regard to existing and anticipated future issuances of debt. Primary exposures related to existing debt include movements in U.S. commercial paper rates. Weighted average interest rates for commercial paper have been less than 1% during fiscal years 2013 and 2012. Assuming average variable rate debt levels during fiscal years 2013 and 2012, a 100 basis point increase in interest rates would increase interest expense from commercial paper by approximately $2 and $4, respectively. Assuming average variable rate debt levels in fiscal years 2013 and 2012, a decrease in interest rates to zero percent would decrease interest expense from commercial paper by approximately $1 and $2, respectively.

The Company is also exposed to interest rate volatility with regard to anticipated future issuances of debt. Primary exposures include movements in U.S. Treasury rates. The Company used interest rate forward contracts to reduce interest rate volatility on fixed rate long-term debt during fiscal years 2013 and 2012. The Company had no outstanding interest rate forward contracts as of June 30, 2013. Based on a hypothetical decrease or increase of 100 basis points on the underlying U.S. Treasury rates as of June 30, 2012, the estimated fair value of the Company’s then-existing interest rate derivative contracts would have decreased or increased by $21, with the corresponding impact included in accumulated other comprehensive net losses.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On February 5, 2013, the Financial Accounting Standards Board (FASB) issued an update to current accounting standards to improve disclosures related to reclassifications out of accumulated other comprehensive income. Substantially all of the information that these amendments require already is required to be disclosed elsewhere in the financial statements. The amendments require an entity to report the effect of significant reclassifications on respective line items in net earnings or cross-reference other required disclosures, depending on the nature of the reclassification. The presentation requirements will be adopted by the Company beginning the first quarter of fiscal year 2014, as required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas requiring the application of management’s estimates and judgment include, among others, assumptions pertaining to accruals for consumer and trade-promotion programs, share-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Accordingly, a different financial presentation could result depending on the judgments, estimates, or assumptions that are used. The most critical accounting policies are those that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make the most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting policies are: revenue recognition; valuation of intangible assets and property, plant and equipment; employee benefits, including estimates related to share-based compensation; and income taxes. The Company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for trade-promotions and other discounts. The Company routinely commits to one-time or ongoing trade-promotion programs with customers. Programs include shelf-price reductions, end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Costs related to these programs are recorded as a reduction of sales. The Company’s estimated costs of trade-promotions incorporate historical sales and spending trends by customer and category. The determination of these estimated costs requires judgment and may change in the future as a result of changes in customer promotion participation, particularly for new programs and for programs related to the introduction of new products. Final determination of the total cost of a promotion is dependent upon customers providing information about proof of performance and other information related to the promotional event. This process of analyzing and settling trade-promotion programs with customers could impact the Company’s results of operations and trade spending accruals depending on how actual results of the programs compare to original estimates. If the Company’s trade spending accrual estimates as of June 30, 2013, were to differ by 10%, the impact on net sales would be approximately $11.

Valuation of Intangible Assets and Property, Plant and Equipment

The Company tests its goodwill and other indefinite-lived intangible assets for impairment annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired.

Goodwill

Consistent with the prior year, the Company’s reporting units for goodwill impairment testing purposes are its domestic Strategic Business Units (SBUs), Canada, Latin America and Rest of World. These reporting units are components of the Company’s business that are either operating segments or one level below an operating segment and for which discrete financial information is available that is reviewed by the managers of the respective operating segments. No instances of impairment were identified during the fiscal year 2013 impairment review and all of the Company’s reporting units had fair values that significantly exceeded recorded values. However, future changes in the judgments, assumptions and estimates that are used in the impairment testing for goodwill and indefinite-lived intangible assets as described below could result in significantly different estimates of the fair values.

In its evaluation of goodwill impairment, the Company performs either an initial qualitative or quantitative evaluation for each of its reporting units. Factors considered in the qualitative test include reporting unit operating results as well as new events and circumstances impacting the operations. If the result of a qualitative test indicates a potential for impairment, a quantitative test is also performed. The quantitative test is a two-step process. In the first step, the Company compares the estimated fair value of each reporting unit to its carrying value. If the estimated fair value of any reporting unit is less than its carrying value, the Company performs a second step to determine the implied fair value of the reporting unit's goodwill. If the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill.

To determine the fair value of a reporting unit as part of its quantitative test, the Company uses a discounted cash flow (DCF) approach, as it believes that this approach is the most reliable indicator of the fair value of its businesses and the fair value of their future earnings and cash flows. Under this approach, the Company estimates the future cash flows of each reporting unit and discounts these cash flows at a rate of return that reflects their relative risk. The cash flows used in the DCF are consistent with the Company’s three-year long-range plan, which is presented to the Board and gives consideration to actual business trends experienced, and the broader business strategy for the long term. The other key estimates and factors used in the DCF include, but are not limited to, future sales volumes, revenue and expense growth rates, changes in working capital, foreign exchange rates, currency devaluation, inflation, and a perpetuity growth rate. Changes in such estimates or the application of alternative assumptions could produce different results.

Trademarks and Other Indefinite-Lived Intangible Assets

For trademarks and other intangible assets with indefinite lives, the Company performs either a qualitative or quantitative analysis to test for impairment. When a quantitative test is performed, the estimated fair value of an asset is compared to its carrying amount. If the carrying amount of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying amount and the estimated fair value. The Company uses an income approach, the relief-from-royalty method, to estimate the fair value of its trademarks and other intangible assets with indefinite lives. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The determination of the fair values of trademarks and other intangible assets with indefinite lives requires significant judgments in determining both the assets’ estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce different results. There were no instances of impairment identified during fiscal years 2013, 2012 and 2011.

Property, Plant and Equipment and Finite-Lived Intangible Assets

Property, plant and equipment and finite-lived intangible assets are reviewed for possible impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review requires significant management judgment, including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. The Company conducts quarterly reviews of idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows and the impairment is viewed as other than temporary. When impairment is indicated, an impairment charge is recorded for the difference between the asset’s book value and its estimated fair value. Depending on the asset, estimated fair value may be determined either by use of a DCF model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

Employee Benefits

The Company has various individual and group compensation and retirement income programs.

Incentive Compensation and 401(k) Programs

The Clorox Company 401(k) Plan provides for both a matching contribution that is paid every pay period and a fixed and non-discretionary contribution paid annually in the third quarter.

The Company’s payouts under the annual incentive compensation program are based on the Company achieving certain financial targets.

The Company accrues for the 401(k) contributions and annual incentive compensation program costs quarterly. Annual incentive compensation is based on estimated annual results versus targets established by the Company’s board of directors and is adjusted to actual results at the end of the fiscal year. As of June 30, 2013 and 2012, the Company accrued $14 and $15, respectively, for the 401(k) contribution; and $57 and $65, respectively, for the annual incentive compensation program.

Share-Based Compensation

The Company grants various nonqualified stock-based compensation awards, including stock options, performance units and restricted stock. The share-based compensation expense and related income tax benefit recognized in the consolidated statement of earnings in fiscal year 2013 were $35 and $13, respectively. As of June 30, 2013, there was $44 of unrecognized compensation costs related to non-vested stock options, restricted stock, and performance unit awards, which is expected to be recognized over a weighted average remaining vesting period of two years.

The Company estimates the fair value of each stock option award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping and the estimated forfeiture rate is adjusted to reflect actual forfeitures upon vesting of such grouping. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. During fiscal year 2013, adjustments totaled less than $1.

The use of different assumptions in the Black-Scholes valuation model could lead to a different estimate of the fair value of each stock option. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. If the Company’s assumption for the volatility rate increased by one percentage point, the fair value of options granted in fiscal year 2013 would have increased by $1. The expected life of the stock options is based on observed historical exercise patterns. If the Company’s assumption for the expected life increased by one year, the fair value of options granted in fiscal year 2013 would have increased by less than $1.

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The performance period is three years and the payout determination is made at the end of the three-year performance period. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates and the initial assumption that performance goals will be achieved. Compensation expense is adjusted based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, previously recognized compensation expense is trued-up in the current period to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized, subject to a cap of 150% of target.

Retirement Income Plans

The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, the long-term rate of return on plan assets, employee compensation rates and demographic assumptions to determine the probability and timing of benefit payments. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. The long-term rate of return on plan assets assumption is based on historical returns for similar classes of assets for each asset class and the current asset allocation. The rate is a summation of the estimated return of each asset class weighted by each class’ proportion to the total plan assets. The actual net periodic pension cost could differ from the expected results because actuarial assumptions and estimates are used. In the calculation of pension expense related to domestic plans for 2013, the Company used a beginning-of-year discount rate assumption of 3.8% and a long-term rate of return on plan assets assumption of 7.6%. The use of a different discount rate or long-term rate of return on domestic plan assets can significantly impact pension expense. For example, as of June 30, 2013, a decrease of 100 basis points in the discount rate would increase pension liability by approximately $58, and decrease fiscal year 2013 pension expense by $1. A 100 basis point decrease in the long-term rate of return on plan assets would increase fiscal year 2013 pension expense by $4. At the end of fiscal year 2013, the long-term rate of return is assumed to be 6.7% for the domestic plan assets. This change is a result of the change in the plan’s target investment allocation. The Company also has defined benefit pension plans for eligible international employees, including Canadian and Australian employees, and different assumptions are used in the determination of pension expense for those plans, as appropriate. Refer to Note 19 of the Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.

Income Taxes

The Company’s effective tax rate is based on income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, statutory carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from the Company’s currently anticipated inability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. A change to the Company’s determination may be warranted based on the Company’s experience as well as plans regarding future international operations and expected remittances. Changes in the Company's determination would likely require an adjustment to the income tax provision in the quarter in which the determination is made.

SUMMARY OF NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures included in this MD&A and Exhibit 99.3 and the reasons management believes they are useful to investors are described below. These measures should be considered supplemental in nature and are not intended to be a substitute for the related financial information prepared in accordance with U.S. GAAP. In addition, these measures may not be the same as similarly named measures presented by other companies.

Where indicated, each of the following non-GAAP financial measures excludes the fiscal year 2011 noncash goodwill impairment charge:

  Adjusted diluted net earnings per share from continuing operations
  Earnings from continuing operations before income taxes and noncash goodwill impairment charge

The Company’s management believes measures excluding the fiscal year 2011 noncash goodwill impairment charge are reflective of its sustainable results and trends and that this non-GAAP information provides investors with a more comparable measure of year-over-year financial performance. Refer to “Executive Summary,” “Diluted net earnings per share from continuing operations,” “Segment results from continuing operations – Lifestyle” and “Segment results from continuing operations – International” for reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Free cash flow is calculated as net cash provided by continuing operations less capital expenditures. The Company’s management uses this measure and free cash flow as a percentage of net sales to help assess the cash generation ability of the business and funds available for investing activities, such as acquisitions, investing in the business to drive growth, and financing activities, including debt payments, dividend payments and share repurchases. Free cash flow does not represent cash available only for discretionary expenditures, since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures. Refer to “Free cash flow” and “Free cash flow as a percentage of net sales” above for a reconciliation of these non-GAAP measures.

Economic profit (EP) is defined by the Company as earnings from continuing operations before income taxes, noncash restructuring related and asset impairment costs, noncash goodwill impairment and interest expense; less an amount of tax based on the effective tax rate before any noncash goodwill impairment charge, and less a charge equal to average capital employed multiplied by the weighted-average cost of capital. The Company’s management uses EP to evaluate business performance and allocate resources, and is a component in determining management’s incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit. Refer to Exhibit 99.3 for a reconciliation of EP to earnings from continuing operations before income taxes.

EBIT represents earnings from continuing operations before income taxes, interest income and interest expense. EBIT margin is the ratio of EBIT to net sales. The Company’s management believes these measures provide useful additional information to investors about trends in the Company’s operations and are useful for period-over-period comparisons.

CAUTIONARY STATEMENT

This Annual Report on Form 10-K for the fiscal year ended June 30, 2013 (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and such forward-looking statements involve risks and uncertainties. Except for historical information, matters discussed below, including statements about future volume, sales, costs, cost savings, earnings, cash flows, plans, objectives, expectations, growth or profitability, are forward-looking statements based on management’s estimates, assumptions and projections. Words such as “will,” “could,” “may,” “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations on such words, and similar expressions, are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed below. Important factors that could affect performance and cause results to differ materially from management’s expectations are described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Report, as updated from time to time in the Company’s Securities and Exchange Commission (SEC) filings. These factors include, but are not limited to:

  worldwide, regional and local economic conditions and financial market volatility;
  risks related to international operations, including political instability, foreign currency exchange rate fluctuations and government-imposed price controls or other regulations, particularly in Venezuela and Argentina;
  intense competition in the Company’s markets;
  volatility and increases in commodity costs such as resin, sodium hypochlorite and agricultural commodities, and increases in energy or transportation costs;
  the ability of the Company to drive sales growth, increase market share, grow its product categories and achieve favorable product and geographic mix;
  dependence on key customers and risks related to customer ordering patterns;
  the ability of the Company to implement and generate anticipated cost savings and efficiencies;
  costs resulting from government regulations;
  the ability of the Company to successfully manage global political, legal, tax and regulatory risks;
  the impact of product liability claims and other legal proceedings, including in foreign jurisdictions;
  the success of the Company’s business strategies;
  the ability of the Company to develop and introduce commercially successful products;
  risks relating to acquisitions, new ventures and divestitures, and associated costs;
  supply disruptions and other risks inherent in reliance on a limited base of suppliers;
  the Company’s ability to attract and retain key personnel;
  the Company’s ability to maintain its business reputation and the reputation of its brands;
  environmental matters including costs associated with the remediation of past contamination and the handling and/or transportation of hazardous substances;
  the impact of natural disasters and other events beyond the Company’s control;
  the Company’s ability to maximize, assert and defend its intellectual property rights;
  any infringement by the Company of third-party intellectual property rights;
  the effect of the Company’s indebtedness on its operations and financial results;
  changes to the Company’s credit rating;
  the sufficiency of the Company’s cash flow;
  the Company’s ability to maintain an effective system of internal controls;
  risks related to reliance on information technology systems, including potential security breaches or service interruptions;
  uncertainties relating to tax positions, tax disputes and changes in the Company’s tax rate;
  the accuracy of the Company’s estimates and assumptions on which its financial statement projections are based; and
  the Company’s ability to declare dividends or repurchase its stock in the future.
The Company’s forward-looking statements in this Report are based on management’s current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

In this Report, unless the context requires otherwise, the terms “the Company” and “Clorox” refer to The Clorox Company and its subsidiaries.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework published in 1992. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013 and concluded that it is effective.

The Company’s independent registered public accounting firm, Ernst & Young LLP has audited the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of The Clorox Company and subsidiaries

We have audited the accompanying consolidated balance sheets of The Clorox Company and subsidiaries as of June 30, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended June 30, 2013. Our audits also included the financial statement schedule in Exhibit 99.2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company and subsidiaries at June 30, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Clorox Company's internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated August 23, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, CA
August 23, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of The Clorox Company and subsidiaries

We have audited The Clorox Company and subsidiaries internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Clorox Company and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Clorox Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company and subsidiaries as of June 30, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended June 30, 2013 of The Clorox Company and subsidiaries and our report dated August 23, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, CA
August 23, 2013

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company

Years ended June 30 Dollars in millions, except per share amounts	2013	2012	2011
Net sales	$5,623	$5,468	$5,231
Cost of products sold	3,211	3,164	2,958
Gross profit	2,412	2,304	2,273

Selling and administrative expenses	807	798	735
Advertising costs	500	482	502
Research and development costs	130	121	115
Goodwill impairment	-	-	258
Interest expense	122	125	123
Other (income) expense, net	-	(13)	(23)
Earnings from continuing operations before income taxes	853	791	563
Income taxes on continuing operations	279	248	276
Earnings from continuing operations	574	543	287
(Losses) earnings from discontinued operations, net of tax	(2)	(2)	270
Net earnings	$572	$541	$557

Net earnings (losses) per share
Basic
Continuing operations	$4.38	$4.15	$2.09
Discontinued operations	(0.01)	(0.01)	1.97
Basic net earnings per share	$4.37	$4.14	$4.06

Diluted
Continuing operations	$4.31	$4.10	$2.07
Discontinued operations	(0.01)	(0.01)	1.95
Diluted net earnings per share	$4.30	$4.09	$4.02
Weighted average shares outstanding (in thousands)
Basic	131,075	130,852	136,699
Diluted	132,969	132,310	138,101

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
The Clorox Company

Years ended June 30 Dollars in millions	2013	2012	2011
Net earnings	$572	$541	$557
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax of $8,
$5 and $12, respectively	(11)	(41)	54
Net unrealized gains (losses) on derivatives, net of tax of $1,
$4 and $3, respectively	3	(37)	5
Pension and postretirement benefit adjustments, net of tax
of $22, $37 and $39, respectively	37	(68)	64
Other	-	-	(2)
Total other comprehensive income (loss), net of tax	29	(146)	121
Comprehensive income	$601	$395	$678

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30 Dollars in millions, except per share amounts	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$299	$267
Receivables, net	580	576
Inventories, net	394	384
Other current assets	147	149
Total current assets	1,420	1,376
Property, plant and equipment, net	1,021	1,081
Goodwill	1,105	1,112
Trademarks, net	553	556
Other intangible assets, net	74	86
Other assets	138	144
Total assets	$4,311	$4,355

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Notes and loans payable	$202	$300
Current maturities of long-term debt	-	850
Accounts payable	413	412
Accrued liabilities	490	494
Income taxes payable	29	5
Total current liabilities	1,134	2,061
Long-term debt	2,170	1,571
Other liabilities	742	739
Deferred income taxes	119	119
Total liabilities	4,165	4,490
Commitments and contingencies

Stockholders’ equity (deficit)
Preferred stock: $1.00 par value; 5,000,000 shares authorized; none
issued or outstanding	-	-
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued at June 30, 2013 and 2012; and 130,366,911 and 129,562,082
shares outstanding at June 30, 2013 and 2012, respectively	159	159
Additional paid-in capital	661	633
Retained earnings	1,561	1,350
Treasury shares, at cost: 28,374,550 and 29,179,379 shares
at June 30, 2013 and 2012, respectively	(1,868)	(1,881)
Accumulated other comprehensive net loss	(367)	(396)
Stockholders’ equity (deficit)	146	(135)
Total liabilities and stockholders’ equity (deficit)	$4,311	$4,355

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
The Clorox Company

	Common Stock		Additional		Treasury Shares		Accumulated Other
Dollars in millions	Shares (000)	Amount	Paid-in Capital	Retained Earnings	Shares (000)	Amount	Comprehensive Net (Loss) Income	Total
Balance at June 30, 2010	158,741	$159	$617	$920	(19,977)	$(1,242)	$(371)	$83
Net earnings				557				557
Other comprehensive income							121	121
Accrued dividends				(306)				(306)
Share-based compensation			32					32
Other employee stock plan activities			(17)	(28)	2,078	127		82
Treasury stock purchased					(9,776)	(655)		(655)
Balance at June 30, 2011	158,741	159	632	1,143	(27,675)	(1,770)	(250)	(86)
Net earnings				541				541
Other comprehensive loss							(146)	(146)
Accrued dividends				(320)				(320)
Share-based compensation			27					27
Other employee stock plan activities			(26)	(14)	1,915	114		74
Treasury stock purchased					(3,419)	(225)		(225)
Balance at June 30, 2012	158,741	159	633	1,350	(29,179)	(1,881)	(396)	(135)
Net earnings				572				572
Other comprehensive income							29	29
Accrued dividends				(348)				(348)
Share-based compensation			35					35
Other employee stock plan activities			(7)	(13)	2,304	141		121
Treasury stock purchased					(1,500)	(128)		(128)
Balance at June 30, 2013	158,741	$159	$661	$1,561	(28,375)	$(1,868)	$(367)	$146

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30 Dollars in millions	2013	2012	2011
Operating activities:
Net earnings	$572	$541	$557
Deduct: (Losses) earnings from discontinued operations, net of tax	(2)	(2)	270
Earnings from continuing operations	574	543	287
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	182	178	173
Share-based compensation	35	27	32
Deferred income taxes	(11)	(12)	73
Goodwill impairment	-	-	258
Other	20	(36)	12
Changes in:
Receivables, net	(8)	(52)	(33)
Inventories, net	(11)	1	(37)
Other current assets	11	(3)	21
Accounts payable and accrued liabilities	(30)	10	(52)
Income taxes payable	15	(36)	(44)
Net cash provided by continuing operations	777	620	690
Net cash (used for) provided by discontinued operations	(2)	(8)	8
Net cash provided by operations	775	612	698

Investing activities:
Capital expenditures	(194)	(192)	(228)
Proceeds from sale of businesses, net of transaction costs	-	-	747
Proceeds from sale-leasebacks, net of transaction costs	135	-	-
Businesses acquired, net of cash acquired	-	(93)	-
Other	4	8	25
Net cash (used for) provided by investing activities	(55)	(277)	544

Financing activities:
Notes and loans payable, net	(98)	(164)	87
Long-term debt borrowings, net of issuance costs	593	297	-
Long-term debt repayments	(850)	-	(300)
Treasury stock purchased	(128)	(225)	(655)
Cash dividends paid	(335)	(315)	(303)
Issuance of common stock for employee stock plans and other	133	86	93
Net cash used for financing activities	(685)	(321)	(1,078)
Effect of exchange rate changes on cash and cash equivalents	(3)	(6)	8
Net increase in cash and cash equivalents	32	8	172
Cash and cash equivalents:
Beginning of year	267	259	87
End of year	$299	$267	$259

Supplemental cash flow information:
Interest paid	$129	$123	$131
Income taxes paid, net of refunds	263	292	295
Noncash financing activities:
Cash dividends declared and accrued, but not paid	93	85	80

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except per share amounts)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

The Company is principally engaged in the production, marketing and sales of consumer products through mass merchandisers, retail outlets, e-commerce channels, distributors and medical supply providers. The consolidated financial statements include the statements of the Company and its wholly-owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation. Certain prior year reclassifications were made in the consolidated financial statements and related notes to consolidated financial statements to conform to the current year presentation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas requiring the application of management’s estimates and judgments include assumptions pertaining to accruals for consumer and trade-promotion programs, share-based compensation costs, pension and post-employment benefit costs, future cash flows associated with impairment testing of goodwill and other long-lived assets, the credit worthiness of customers, uncertain tax positions, tax valuation allowances and legal, environmental and insurance matters. Actual results could materially differ from estimates and assumptions made.

Recently Issued Accounting Pronouncements

On February 5, 2013, the Financial Accounting Standards Board (FASB) issued an update to current accounting standards to improve disclosures related to reclassifications out of accumulated other comprehensive income. Substantially all of the information that these amendments require already is required to be disclosed elsewhere in the financial statements. The amendments require an entity to report the effect of significant reclassifications on respective line items in net earnings or cross-reference other required disclosures, depending on the nature of the reclassification. The presentation requirements will be adopted by the Company beginning the first quarter of fiscal year 2014, as required.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments, time deposits and money market funds with an initial maturity at purchase of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

The Company’s cash position includes amounts held by foreign subsidiaries, and, as a result, the repatriation of certain cash balances from some of the Company’s foreign subsidiaries could result in additional tax costs. However, these cash balances are generally available without legal restriction to fund local business operations. In addition, a portion of the Company’s cash balance is held in U.S. dollars by foreign subsidiaries, whose functional currency is their local currency. Such U.S. dollar balances are reported on the foreign subsidiaries’ books, in their functional currency, with the impact from foreign currency exchange rate differences recorded in other (income) expense, net. The Company’s cash holdings were as follows as of June 30:

	2013	2012
Non-U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	$115	$81
U.S. dollar balances held by non-U.S. dollar functional currency subsidiaries	36	35
Non-U.S. dollar balances held by U.S. dollar functional currency subsidiaries	18	20
U.S. dollar balances held by U.S. dollar functional currency subsidiaries	130	131
Total	$299	$267

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

Property, Plant and Equipment and Finite-Lived Intangible Assets

Property, plant and equipment and finite-lived intangible assets are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The table below provides estimated useful lives of property, plant and equipment by asset classification.
Estimated Useful Lives
Buildings	10 - 40 years
Land improvements	10 - 30 years
Machinery and equipment	3 - 15 years
Computer equipment	3 years
Capitalized software costs	3 - 7 years

Property, plant and equipment and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances occur that indicate that the carrying amount of an asset (or asset group) may not be recoverable. The Company’s impairment review is based on an estimate of the undiscounted cash flows at the lowest level for which identifiable cash flows exist. Impairment occurs when the book value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the book value of the asset and its estimated fair market value. Depending on the asset, estimated fair market value may be determined either by use of a discounted cash flow model, or by reference to estimated selling values of assets in similar condition.

Capitalization of Software Costs

The Company capitalizes certain significant costs incurred in the acquisition and development of software for internal use, including the costs of the software, materials, consultants, interest and payroll and payroll-related costs for employees during the application development stage. Costs incurred prior to the application development stage, costs incurred once the application is substantially complete and ready for its intended use, and other costs not qualifying for capitalization, including training and maintenance costs, are charged to expense. Capitalized software amortization was $21, $18 and $19, in fiscal years 2013, 2012 and 2011, respectively.

Impairment Review of Goodwill and Indefinite-Lived Intangible Assets

The Company tests its goodwill, trademarks with indefinite lives and other indefinite-lived intangible assets annually in the fiscal fourth quarter unless there are indications during a different interim period that these assets may have become impaired. With respect to goodwill, the Company performs either a qualitative or quantitative evaluation for each of its reporting units. Factors considered in the qualitative test include reporting unit specific operating results as well as new events and circumstances impacting the operations at the reporting unit level. If the result of a qualitative test indicates a potential for impairment, a quantitative test is performed. The quantitative test is a two-step process. In the first step, the Company compares the estimated fair value of each reporting unit to its carrying value. If the estimated fair value of any reporting unit is less than its carrying value, the Company performs a second step to determine the implied fair value of the reporting unit's goodwill. If the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recorded for the difference between the carrying amount and the implied fair value of the reporting unit’s goodwill. For trademarks and other intangible assets with indefinite lives, the Company performs either a qualitative or quantitative analysis to test for impairment. When a quantitative test is performed, the estimated fair value of an asset is compared to its carrying amount. If the carrying amount of such asset exceeds its estimated fair value, an impairment charge is recorded for the difference between the carrying amount and the estimated fair value. The Company’s estimates of fair value are based primarily on a discounted cash flow approach that requires significant management judgment with respect to future sales volumes, revenue and expense growth rates, changes in working capital, foreign exchange rates, currency devaluation, inflation, and a perpetuity growth rate.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-Based Compensation

The Company grants various nonqualified stock-based compensation awards, including stock options and performance units.

For stock options, the Company estimates the fair value of each award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each employee grouping and the estimated forfeiture rate is adjusted to reflect actual forfeitures upon vesting of such grouping. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. The expense is recorded by amortizing the grant date fair values on a straight-line basis over the vesting period, adjusted for estimated forfeitures.

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The performance period is three years and the payout determination is made at the end of the three-year performance period. The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates and the initial assumption that performance goals will be achieved. Compensation expense is adjusted based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, previously recognized compensation expense is trued-up in the current period to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized, subject to a cap of 150% of target.

Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for share-based payment arrangements (excess tax benefits) are primarily classified as financing cash flows.

Employee Benefits

The Company accounts for its defined benefit retirement income and retirement health care plans using actuarial methods. These methods use an attribution approach that generally spreads “plan events” over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, rate of compensation increase, and certain employee-related factors, such as retirement age and mortality. The principle underlying the attribution approach is that employees render service over their employment period on a relatively “smooth” basis, and, therefore, the statement of earnings effects of retirement income and retirement health care plans are recognized in the same pattern.

One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation is that the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The Company uses a market-related value method for calculating plan assets for purposes of determining the amortization of actuarial gains and losses. This method employs an asset smoothing approach. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period of the plan participants using the corridor approach. Under this approach, only actuarial gains (losses) that exceed 5% of the greater of the projected benefit obligation or the market-related value of assets are amortized to pension expense by the Company. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment, but before retirement, that include medical, dental, vision, life and other benefits.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Environmental Costs

The Company is involved in certain environmental remediation and ongoing compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The aggregate accrual for environmental matters is included in other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to uncertainty regarding the timing of future payments.

Revenue Recognition

Sales are recognized as revenue when the risk of loss and title pass to the customer and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for returns, trade-promotions, coupons and other discounts. The Company routinely commits to one-time or ongoing trade-promotion programs with customers and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include shelf price reductions, end-of-aisle or in-store displays of the Company’s products and graphics and other trade-promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade-promotion and coupon costs are recorded as a reduction of sales. The Company provides an allowance for doubtful accounts based on its historical experience and ongoing assessment of its customers’ credit risk. Receivables were presented net of an allowance for doubtful accounts of $5 and $7 as of June 30, 2013 and 2012, respectively. The Company’s provision for doubtful accounts was $0, $3 and $0 in fiscal years 2013, 2012 and 2011, respectively.

Receivables, net, included non-customer receivables of $13 and $25 as of June 30, 2013 and 2012, respectively.

Cost of Products Sold

Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, depreciation, amortization and direct and indirect labor and operating costs for the Company’s manufacturing facilities including salary, benefit costs and incentive compensation.

Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films and labeling. Expenses for fiscal years ended June 30, 2013, 2012 and 2011 were $10, $10, and $11, respectively, of which $10 were classified as cost of products sold each fiscal year, with the remainder classified as selling and administrative expenses.

Selling and Administrative Expenses

Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services, software and licensing fees and other operating costs associated with the Company’s non-manufacturing, non-research and development staff, facilities and equipment.

Advertising and Research and Development Costs

The Company expenses advertising and research and development costs in the period incurred.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet certain recognition thresholds or measurement standards. Amounts for uncertain tax positions are adjusted in quarters when new information becomes available or when positions are effectively settled.

U.S. income tax expense and foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. Where foreign earnings are indefinitely reinvested, no provision for U.S. income or foreign withholding taxes is made. When circumstances change and the Company determines that some or all of the undistributed earnings will be remitted in the foreseeable future, the Company accrues an expense in the current period for U.S. income taxes and foreign withholding taxes attributable to the anticipated remittance.

Foreign Currency Transactions and Translation

Local currencies are the functional currencies for substantially all of the Company’s foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other (income) expense, net. In addition, certain assets and liabilities denominated in currencies different than a foreign subsidiary’s functional currency are reported on the subsidiary’s books in its functional currency, with the impact from exchange rate differences recorded in other (income) expense, net. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average monthly exchange rates during the year. Gains and losses on foreign currency translations are reported as a component of other comprehensive income. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign subsidiaries and joint ventures for which earnings are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to other comprehensive income.

Venezuela

The financial statements of the Company’s subsidiary in Venezuela are consolidated under the rules governing the preparation of financial statements in a highly inflationary economy. As such, the subsidiary’s non-U.S. dollar (non-USD) monetary assets and liabilities are remeasured into USD each reporting period with the resulting gains and losses reflected in other (income) expense, net.

On February 8, 2013, the Venezuelan government announced a devaluation of the official currency exchange rate (CADIVI) from 4.3 to 6.3 bolívares fuertes (VEF) per USD and the elimination of the alternative currency exchange system, SITME. Prior to February 8, 2013, the Company had been utilizing the rate at which it had been obtaining USD through SITME to remeasure its Venezuelan financial statements, which was 5.7 VEF per USD at the announcement date. In response to these developments, the Company began utilizing the CADIVI rate of 6.3 VEF per USD. The Company recorded a remeasurement loss of $4 related to the devaluation in fiscal year 2013, which was reflected in other (income) expense, net.

In March 2013, the Venezuelan government announced the creation of a new alternative currency exchange system (SICAD), which is intended to complement CADIVI. Based on a number of factors, including the limited number of SICAD auctions held to date, restrictions placed on eligible participants, the amount of USD available to purchase through the auction process, and the lack of official information about the resulting exchange rate, the Company does not believe it is appropriate to use the SICAD rate as the official remeasurement rate at this time.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments

The Company’s use of derivative instruments, principally swaps, futures and forward contracts, is limited to non-trading purposes and is designed to partially manage exposure to changes in commodity prices, interest rates and foreign currencies. The Company’s contracts are hedges for transactions with notional amounts and periods consistent with the related exposures and do not constitute investments independent of these exposures.

Most commodity, interest rate and foreign exchange derivative contracts are designated as cash flow hedges of certain forecasted raw material purchases, interest payments and finished goods inventory purchases, based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are: (a) whether the designation of the hedge is to an underlying exposure and (b) whether there is sufficient correlation between the value of the derivative instrument and the underlying obligation. The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income depending on whether, for accounting purposes, the derivative is designated and qualifies as a hedge. The Company de-designates cash flow hedge relationships when it determines that the hedge relationships are no longer highly effective or that the forecasted transaction is no longer probable. Upon de-designation of a hedge, the portion of gains or losses on the derivative instrument that was previously accumulated in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction is recognized in net earnings, or is recognized in net earnings immediately if the forecasted transaction is no longer probable. From time to time, the Company may have contracts not designated as hedges for accounting purposes, for which it recognizes changes in the fair value in other (income) expense, net. Cash flows from hedging activities are classified as operating activities in the consolidated statements of cash flows.

The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts.

NOTE 2. SALE OF GLOBAL AUTO CARE BUSINESSES

In September 2010, the Company entered into a definitive agreement to sell its global auto care businesses (Auto Businesses) to an affiliate of Avista Capital Partners in an all-cash transaction. In November 2010, the Company completed the sale pursuant to the terms of a Purchase and Sale Agreement (Purchase Agreement) and received cash consideration of $755. The Company also received cash flows of approximately $30 related to net working capital that was retained by the Company as part of the sale. Included in earnings from discontinued operations for the fiscal year ended June 30, 2011, was an after-tax gain on the transaction of $247.

The following table includes financial results included in discontinued operations for the fiscal year ended June 30, 2011:

Net sales	$95
Earnings before income taxes	$34
Income tax expense on earnings	(11)
Gain on sale, net of tax	247
Earnings from discontinued operations, net of tax	$270

NOTE 3. BUSINESSES ACQUIRED

In December 2011, the Company acquired HealthLink, Aplicare, Inc. and Soy Vay Enterprises, Inc., including each business’ workforce, for purchase prices aggregating $97, funded through commercial paper borrowings. The cash amount paid of $93 represents the aggregate purchase prices less cash acquired. Results for HealthLink and Aplicare, Inc., providers of infection control products for the health care industry, are reflected in the Cleaning reportable segment. Results for Soy Vay Enterprises, Inc., a California-based operation that provides the Company a presence in the market for Asian sauces, are reflected in the Lifestyle reportable segment. Pro forma results reflecting the acquisitions were not presented because the acquisitions were not significant, individually or when aggregated, to the Company’s consolidated financial results.

NOTE 4. INVENTORIES, NET

Inventories, net, consisted of the following as of June 30:

	2013	2012
Finished goods	$321	$307
Raw materials and packaging	121	120
Work in process	3	4
LIFO allowances	(40)	(37)
Allowances for obsolescence	(11)	(10)
Total	$394	$384

The last-in, first-out (LIFO) method was used to value approximately 37% and 39% of inventories as of June 30, 2013 and 2012, respectively. The carrying values for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (FIFO) method. The effect on earnings of the liquidation of LIFO layers was a benefit of $3, $2 and $1 for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

During fiscal years 2013, 2012 and 2011, the Company’s inventory obsolescence expense was $12, $13 and $15, respectively.

NOTE 5. OTHER CURRENT ASSETS

Other current assets consisted of the following as of June 30:

	2013	2012
Deferred tax assets	$87	$92
Prepaid expenses	41	43
Other	19	14
Total	$147	$149

As of June 30, 2013 and 2012, Other in the table above included $13 and $9 of restricted cash, respectively. As of June 30, 2013 and 2012, restricted cash of $10 and $3, respectively, was held by a foreign subsidiary as a prepayment received for intercompany services. Restrictions on this balance are being released as those services are performed. As of June 30, 2013 and 2012, $0 and $10, respectively, of related restricted cash was included in other assets (long-term). Additionally, as of June 30, 2013 and 2012, the Company had restricted cash of $3 and $6, respectively, held in escrow related to prior year acquisitions. As of June 30, 2013 and 2012, $0 and $2, respectively, of related restricted cash was included in other assets (long-term).

As of June 30, 2013 and 2012, Other in the table above included assets held for sale of $2 and $1, respectively. The assets held for sale as of June 30, 2013 related to two manufacturing facilities and a warehouse expected to be sold in fiscal year 2014.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment, net, consisted of the following as of June 30:

	2013	2012
Machinery and equipment	$1,590	$1,533
Buildings	485	646
Capitalized software costs	362	328
Land and improvements	119	142
Construction in progress	96	149
Computer equipment	80	87
	2,732	2,885
Less: accumulated depreciation and amortization	(1,711)	(1,804)
Total	$1,021	$1,081

Depreciation and amortization expense related to property, plant and equipment, net, was $162, $158 and $153 in fiscal years 2013, 2012 and 2011, respectively.

NOTE 7. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill, trademarks and other intangible assets for the fiscal years ended June 30, 2013 and 2012, were as follows:

	Goodwill
	Cleaning	Lifestyle	Household	International	Total
Balance June 30, 2011	$275	$235	$85	$475	$1,070
Acquisitions	48	8	-	-	56
Translation adjustments and other	-	1	-	(15)	(14)
Balance June 30, 2012	$323	$244	$85	$460	$1,112
Translation adjustments and other	-	-	-	(7)	(7)
Balance June 30, 2013	$323	$244	$85	$453	$1,105

	Trademarks			Other intangible assets subject to amortization
	Subject to amortization	Not subject to amortization	Total	Technology and Product formulae	Other	Total
Balance June 30, 2011	$23	$527	$550	$31	$52	$83
Acquisitions	-	10	10	-	18	18
Amortization	(3)	-	(3)	(8)	(6)	(14)
Translation adjustments and other	(1)	-	(1)	-	(1)	(1)
Balance June 30, 2012	19	537	556	23	63	86
Amortization	(3)	-	(3)	(9)	(6)	(15)
Translation adjustments and other	-	-	-	5	(2)	3
Balance June 30, 2013	$16	$537	$553	$19	$55	$74

Intangible assets subject to amortization were net of total accumulated amortization of $275 and $257 as of June 30, 2013 and 2012, respectively, of which $21 and $18, respectively, related to trademarks. Total accumulated amortization included $136 and $131 as of June 30, 2013 and 2012, respectively, related to intangible assets subject to amortization that were fully amortized, of which $13 and $7, respectively, related to trademarks. Estimated amortization expense for these intangible assets is $16, $12, $7, $7 and $6 for fiscal years 2014, 2015, 2016, 2017 and 2018.

During the fourth quarter of fiscal year 2013 and 2012, the Company completed its annual impairment test of goodwill and indefinite-lived intangible assets and no instances of impairment were identified.

During fiscal year 2011, the Company identified challenges in increasing sales for the Burt’s Bees business in certain international markets in accordance with projections. Additionally, during fiscal year 2011, the Company initiated its process for updating the three-year long-range financial and operating plan for the Burt’s Bees business. In addition to slower than projected growth of international sales and challenges in the timing of certain international expansion plans, the domestic natural personal care category had not recovered in accordance with the Company’s projections. Following a comprehensive reevaluation, the Company recognized a noncash goodwill impairment charge of $258 during fiscal year 2011, of which $164 and $94 was reflected in the Lifestyle and International reportable segments, respectively.

NOTE 7. GOODWILL, TRADEMARKS AND OTHER INTANGIBLE ASSETS (Continued)

The impairment charge was a result of changes in the assumptions used to determine the fair value of the Burt’s Bees business based on slower than forecasted category growth as well as challenges in international expansion plans, which adversely affected the original assumptions for international growth and the estimates of expenses necessary to achieve that growth. The revised assumptions reflected somewhat higher cost levels than previously projected. As a result of this assessment, the Company determined that the book value of the Burt’s Bees reporting unit exceeded its fair value, resulting in a noncash goodwill impairment charge of $258 recognized in fiscal year 2011. The noncash goodwill impairment charge was based on the Company’s estimates regarding the future financial performance of the Burt’s Bees business and macroeconomic factors. There was no substantial tax benefit associated with this noncash charge.

To determine the fair value of the Burt’s Bees reporting unit, the Company used a discounted cash flow (DCF) approach, as it believed this approach was the most reliable indicator of the fair value of the business. Under this approach, the Company estimated the future cash flows of the Burt’s Bees reporting unit and discounted these cash flows at a rate of return that reflected its relative risk.

The Company’s trademarks and indefinite-lived intangible assets for the Burt’s Bees reporting unit were tested for impairment in fiscal year 2011, and the Company concluded that these assets were not impaired. No other instances of impairment were identified during fiscal year 2011.

NOTE 8. ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of June 30:

	2013	2012
Compensation and employee benefit costs	$152	$165
Trade and sales promotion	116	105
Dividends	96	85
Interest	27	34
Other	99	105
Total	$490	$494

NOTE 9. DEBT

Notes and loans payable, which mature in less than one year, included the following as of June 30:

	2013	2012
Commercial paper	$200	$289
Foreign borrowings	2	11
Total	$202	$300

The weighted average interest rates incurred on average outstanding notes and loans payable during the fiscal years ended June 30, 2013, 2012 and 2011, including fees associated with the Company’s revolving credit facilities, were 1.68%, 0.85% and 0.73%, respectively. The weighted average effective interest rates on commercial paper balances as of June 30, 2013 and 2012 were 0.31% and 0.46%, respectively. The carrying value of notes and loans payable as of June 30, 2013 and 2012 approximated its fair value due to its short maturity.

NOTE 9. DEBT (Continued)

Long-term debt, carried at face value net of unamortized discounts or premiums, included the following as of June 30:

	2013	2012
Senior unsecured notes and debentures:
5.45%, $350 due October 2012	$-	$350
5.00%, $500 due March 2013	-	500
5.00%, $575 due January 2015	575	575
3.55%, $300 due November 2015	300	300
5.95%, $400 due October 2017	399	399
3.80%, $300 due November 2021	298	297
3.05%, $600 due September 2022	598	-
Total	2,170	2,421
Less: Current maturities of long-term debt	-	(850)
Long-term debt	$2,170	$1,571

The weighted average interest rates incurred on average outstanding long-term debt during the fiscal years ended June 30, 2013, 2012 and 2011, were 4.76%, 5.21% and 5.22%, respectively. The weighted average effective interest rates on long-term debt balances as of June 30, 2013 and 2012 were 4.56% and 5.18%, respectively. The estimated fair value of long-term debt, including current maturities, was $2,263 and $2,606 as of June 30, 2013 and 2012, respectively. The fair value of long-term debt was determined using secondary market prices quoted by corporate bond dealers, and was classified as Level 2.

In March 2013, $500 in senior notes with an annual fixed interest rate of 5.00% became due and were repaid. The repayment was funded in part with commercial paper borrowings and in part with a portion of the proceeds from the sale-leaseback transaction of the Company’s Oakland, Calif. general office building (Note 11).

In October 2012, $350 in senior notes with an annual fixed interest rate of 5.45% became due and were repaid. The repayment was funded with a portion of the proceeds from the September 2012 issuance of $600 in senior notes with an annual fixed interest rate of 3.05%, payable semi-annually in March and September, and a maturity date of September 15, 2022. The remaining proceeds from notes were used to repay commercial paper.

In November 2011, the Company issued $300 in senior notes with an annual fixed interest rate of 3.80%, payable semi-annually in May and November, and a maturity date of November 15, 2021. Proceeds from the notes were used to repay commercial paper.

The senior notes issued in September 2012 and November 2011 rank equally and ratably in right of payment with all of the Company’s existing and future senior unsecured indebtedness and senior to any future subordinated unsecured indebtedness. These notes were issued under the Company’s shelf registration statement filed in November 2011, which allows the Company to offer and sell an unlimited amount of its senior unsecured indebtedness from time to time and expires in November 2014.

In fiscal year 2011, $300 in senior notes became due and were repaid. The Company funded the debt repayments with commercial paper borrowings and operating cash flows.

The Company’s borrowing capacity under other financing arrangements as of June 30 was as follows:

	2013	2012
Revolving credit facility	$1,100	$1,100
Foreign credit lines	32	31
Other credit lines	13	13
Total	$1,145	$1,144

NOTE 9. DEBT (Continued)

During fiscal year 2012, the Company entered into a new $1.1 billion revolving credit agreement, which expires in May 2017 and concurrently terminated its prior $1.1 billion revolving credit agreement, which was due to mature in April 2013. No termination fees or penalties were incurred by the Company in connection with the termination of the prior credit agreement. As of June 30, 2013, there were no borrowings under the agreement, and the Company believes that borrowings under the revolving credit facility are and will continue to be available for general corporate purposes. The agreement includes certain restrictive covenants and limitations, with which the Company was in compliance as of June 30, 2013.

Of the $45 of foreign and other credit lines as of June 30, 2013, $3 was outstanding and the remainder of $42 was available for borrowing.

Long-term debt maturities as of June 30, 2013, are $0, $575, $300, $0, $400 and $900 in fiscal years 2014, 2015, 2016, 2017, 2018 and thereafter, respectively.

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial assets and liabilities carried at fair value in the consolidated balance sheets are required to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

As of both June 30, 2013 and 2012, the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the year included derivative financial instruments, which were all classified as Level 2.

Financial Risk Management and Derivative Instruments

The Company is exposed to certain commodity, interest rate and foreign currency risks related to its ongoing business operations and uses derivative instruments to mitigate its exposure to these risks.

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Commodity Price Risk Management

The Company may use commodity exchange traded futures and over-the-counter swap contracts to fix the price of a portion of its forecasted raw material requirements. Contract maturities, which are generally no longer than 18 months, are matched to the length of the raw material purchase contracts. Commodity purchase contracts are measured at fair value using market quotations obtained from commodity derivative dealers.

As of June 30, 2013, the notional amount of commodity derivatives was $51, of which $32 related to jet fuel and $19 related to soybean oil. As of June 30, 2012, the notional value of commodity derivatives was $39, of which $22 related to jet fuel, $14 related to soybean oil, and $3 related to crude oil.

Interest Rate Risk Management

The Company may enter into over-the-counter interest rate forward contracts to fix a portion of the benchmark interest rate prior to the anticipated issuance of fixed rate debt. These interest rate forward contracts generally have durations of less than 12 months. The interest rate contracts are measured at fair value using information quoted by U.S. government bond dealers. During fiscal years 2013 and 2012, the Company paid $4 and $36 to settle interest rate forward contracts, respectively, which were reflected in operating cash flows.

As of June 30, 2013 and 2012, the notional amount of interest rate forward contracts was $0 and $250, respectively. The contracts outstanding as of June 30, 2012 were related to the anticipated issuance of long-term debt issued in September 2012.

Foreign Currency Risk Management

The Company may also enter into certain over-the-counter foreign currency-related derivative contracts to manage a portion of the Company’s foreign exchange risk associated with the purchase of inventory and certain intercompany transactions. These foreign currency contracts generally have durations of no longer than 20 months. The foreign exchange contracts are measured at fair value using information quoted by foreign exchange dealers.

The notional amount of outstanding foreign currency forward contracts used by the Company’s subsidiaries in Canada, Australia and New Zealand to hedge forecasted purchases of inventory were $18, $22 and $4, respectively, as of June 30, 2013, and $28, $0 and $0, respectively, as of June 30, 2012. The notional amount of outstanding foreign currency forward contracts used by the Company to economically hedge foreign exchange risk associated with certain intercompany transactions was $0 and $17 as of June 30, 2013 and 2012, respectively.

Counterparty Risk Management

Certain terms of the agreements governing the Company’s over-the-counter derivative instruments require the Company or the counterparty to post collateral when the fair value of the derivative instruments exceeds contractually defined counterparty liability position limits. The $3 and $4 of derivative instruments reflected in accrued liabilities as of June 30, 2013 and 2012, respectively, contained such terms. As of June 30, 2013, the Company was not required to post any collateral.

Certain terms of the agreements governing the Company’s over-the-counter derivative instruments require the credit ratings, as assigned by Standard & Poor’s and Moody’s to the Company and its counterparties, to remain at a level equal to or better than the minimum of an investment grade credit rating. If the Company’s credit ratings were to fall below investment grade, the counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. As of June 30, 2013, the Company and each of its counterparties had been assigned investment grade ratings with both Standard & Poor’s and Moody’s.

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Fair Value of Derivative Instruments

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as an accounting hedge, and, if so, on the type of hedging relationship. For those derivative instruments designated and qualifying as hedging instruments, the Company must designate the hedging instrument as a fair value hedge or a cash flow hedge. The Company designates its commodity forward and future contracts for forecasted purchases of raw materials, interest rate forward contracts for forecasted interest payments, and foreign currency forward contracts for forecasted purchases of inventory as cash flow hedges. The Company does not designate its foreign currency forward contracts for intercompany transactions as accounting hedges. During the fiscal years ended June 30, 2013, 2012 and 2011, the Company had no hedging instruments designated as fair value hedges.

The Company’s derivative instruments designated as hedging instruments were recorded at fair value in the consolidated balance sheets as of June 30 as follows:

	Balance sheet classification	2013	2012
Assets
Foreign exchange contracts	Other current assets	$4	$1
Liabilities
Commodity purchase contracts	Accrued liabilities	$3	$1
Interest rate contracts	Accrued liabilities	-	3
		$3	$4

For derivative instruments designated and qualifying as cash flow hedges, the effective portion of gains or losses is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The estimated amount of the existing net loss in OCI as of June 30, 2013, expected to be reclassified into earnings within the next twelve months is $2. Gains and losses on derivative instruments representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. During each of the fiscal years ended June 30, 2013, 2012 and 2011, hedge ineffectiveness was not material.

The effects of derivative instruments designated as hedging instruments on OCI and the consolidated statements of earnings were as follows during the fiscal years ended June 30:

	Gains (losses) recognized in OCI			Gains (losses) reclassified from OCI and recognized in earnings
	2013	2012	2011	2013	2012	2011
Commodity purchase contracts	$(1)	$(1)	$8	$-	$4	$3
Interest rate contracts	(1)	(39)	3	(3)	(2)	-
Foreign exchange contracts	3	3	(4)	-	2	(3)
Total	$1	$(37)	$7	$(3)	$4	$-

The gains (losses) reclassified from OCI and recognized in earnings during the fiscal years ended June 30, 2012 and 2011 for commodity purchase contracts and foreign exchange contracts were included in cost of products sold.

The losses reclassified from OCI and recognized in earnings during the fiscal years ended June 30, 2013 and 2012 for interest rate contracts were included in interest expense.

The gain or loss from derivatives not designated as accounting hedges was $0 for each of the fiscal years ended June 30, 2013, 2012 and 2011. Changes in the value of derivative instruments after de-designation were included in other (income) expense, net, and amounted to $0, $0 and $6 for fiscal years 2013, 2012 and 2011, respectively.

NOTE 10. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Other

During fiscal year 2011, the Company determined that the book value of the Burt’s Bees reporting unit exceeded its fair value and recognized a noncash goodwill impairment charge of $258 (Note 7). The implied fair value was based on significant unobservable inputs, and as a result, the fair value measurement was classified as Level 3. During the fiscal years ended June 30, 2013, 2012 and 2011, the Company did not recognize any other significant fair value measurements classified as Level 3.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values as of June 30, 2013 and 2012, due to their short maturity and nature.

NOTE 11. OTHER LIABILITIES

Other liabilities consisted of the following as of June 30:

	2013	2012
Employee benefit obligations	$270	$312
Venture agreement net terminal obligation	284	281
Taxes	74	82
Other	114	64
Total	$742	$739

Venture Agreement

The Company has an agreement with The Procter & Gamble Company (P&G) for its Glad® plastic bags, wraps and containers business. The Company maintains a net terminal obligation liability, which reflects the estimated value of the contractual requirement to repurchase P&G’s interest at the termination of the agreement. As of June 30, 2013 and 2012, P&G had a 20% interest in the venture. The Company pays a royalty to P&G for its interest in the profits, losses and cash flows, as contractually defined, of the Glad® business, which is included in cost of products sold.

The agreement, entered into in 2003, has a 20-year term, with a 10-year renewal option and can be terminated under certain circumstances, including at P&G’s option upon a change in control of the Company, or, at either party’s option, upon the sale of the Glad® business by the Company. Upon termination of the agreement, the Company will purchase P&G’s interest for cash at fair value as established by predetermined valuation procedures. Following termination, the Glad® business will retain the exclusive core intellectual property licenses contributed by P&G on a royalty free basis for the licensed products marketed.

Deferred Gain on Sale-leaseback Transaction

In December 2012, the Company completed a sale-leaseback transaction under which it sold its general office building in Oakland, Calif. to an unrelated party for net proceeds of $108 and entered into a 15-year operating lease agreement with renewal options with the buyer for a portion of the building. In December 2012, the Company recorded a liability of $52 ($3 of which was included in accrued liabilities) for the portion of the total gain on the sale that is equivalent to the present value of the lease payments and will continue to amortize such amount to earnings ratably over the lease term. The Company recorded a gain upon sale in December 2012 of $(6), which was included in other (income) expense, net, in the consolidated statements of earnings. As of June 30, 2013, the total deferred gain was $50, of which $47 was included in Other in the table above and $3 was included in accrued liabilities.

NOTE 12. OTHER CONTINGENCIES AND GUARANTEES

Contingencies

The Company is involved in certain environmental matters, including response actions at various locations. The Company had a recorded liability of $13 and $14 as of June 30, 2013 and 2012, respectively, for its share of aggregate future remediation costs related to these matters. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounted for a substantial majority of the recorded liability as of both June 30, 2013 and 2012. The Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs for this matter pursuant to a cost-sharing arrangement with a third party. With the assistance of environmental consultants, the Company maintains an undiscounted liability representing its current best estimate of its share of the capital expenditures, maintenance and other costs that may be incurred over an estimated 30-year remediation period. Currently, the Company cannot accurately predict the timing of future payments that may be made under this obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the future availability of alternative clean-up technologies. Although it is reasonably possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time. In October 2012, a Brazilian appellate court issued an adverse decision in a lawsuit pending in Brazil against the Company and one of its wholly-owned subsidiaries, The Glad Products Company (Glad). The lawsuit was initially filed in a Brazilian lower court in 2002 by two Brazilian companies and one Uruguayan company (collectively Petroplus) related to joint venture agreements for the distribution of STP auto-care products in Brazil with three companies that became subsidiaries of the Company as a result of the Company’s merger with First Brands Corporation in January 1999 (collectively, Clorox Subsidiaries). The pending lawsuit seeks indemnification for damages and losses for alleged breaches of the joint venture agreements and abuse of economic power by the Company and Glad. Petroplus had previously unsuccessfully raised the same claims and sought damages from the Company and the Clorox Subsidiaries in an International Chamber of Commerce (ICC) arbitration proceeding in Miami filed in 2001. The ICC arbitration panel unanimously ruled against Petroplus in a final decision in November 2003 (Final ICC Arbitration Award). The Final ICC Arbitration Award was ratified by the Superior Court of Justice of Brazil in May 2007 (Foreign Judgment), and the United States District Court for the Southern District of Florida subsequently confirmed the Final ICC Arbitration Award and recognized and adopted the Foreign Judgment as a judgment of the United States District Court for the Southern District of Florida (U.S. Judgment). Despite this, in March 2008 a Brazilian lower court ruled against the Company and Glad in the pending lawsuit and awarded Petroplus R$23 ($13) plus interest. The value of that judgment, including interest and foreign exchange fluctuations as of June 30, 2013, was approximately $35.

Among other defenses, because the Final ICC Arbitration Award, the Foreign Judgment and the U.S. Judgment relate to the same claims as those in the pending lawsuit, the Company believes that Petroplus is precluded from re-litigating these claims. Based on the unfavorable appellate court decision, the Company believes that it is reasonably possible that a loss could be incurred in this matter in excess of amounts accrued, and that the estimated range of such loss in this matter is from $0 to $29. The Company continues to believe that its defenses are meritorious, and has appealed the decision to the highest courts of Brazil, which could take years to resolve. Expenses related to this litigation and any potential additional loss would be reflected in discontinued operations, consistent with the Company’s classification of expenses related to its discontinued Brazil operations.

In a separate action filed in 2004 by Petroplus, a lower Brazilian court in January 2013 nullified the Final ICC Arbitration Award. The Company believes this judgment is inconsistent with the Foreign Judgment and the U.S. Judgment and that it is without merit. The Company has appealed this decision.

Glad and the Clorox Subsidiaries have also filed separate lawsuits against Petroplus alleging misuse of the STP trademark and related matters, which are currently pending before Brazilian courts, and have taken other legal actions against Petroplus, which are pending.

The Company is subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, and employee and other matters. Based on management’s analysis of these claims and litigation, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

NOTE 12. OTHER CONTINGENCIES AND GUARANTEES (Continued)

Guarantees

In conjunction with divestitures and other transactions, the Company may provide typical indemnifications (e.g., indemnifications for representations and warranties and retention of previously existing environmental, tax and employee liabilities) that have terms that vary in duration and in the potential amount of the total obligation and, in many circumstances, are not explicitly defined. The Company has not made, nor does it believe that it is probable that it will make, any payments relating to its indemnifications, and believes that any reasonably possible payments would not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.

As of June 30, 2013, the Company was a party to a letter of credit of $14, related to one of its insurance carriers, of which $0 had been drawn upon.

The Company had not recorded any liabilities on the aforementioned guarantees as of June 30, 2013.

NOTE 13. STOCKHOLDERS’ EQUITY (DEFICIT)

On May 13, 2013, the Company’s board of directors terminated the share repurchase programs previously authorized on May 13, 2008 and May 18, 2011, and authorized a share repurchase program for an aggregate purchase amount of up to $750. This reduces the total dollar value of shares that the Company can repurchase under its open market share repurchase program from $821 to $750. This open market share repurchase program is in addition to the Company’s evergreen repurchase program (Evergreen Program), the purpose of which is to offset the impact of share dilution related to share-based awards. The Evergreen Program has no authorization limit as to amount or timing of repurchases.

Share repurchases under authorized programs were as follows during the fiscal years ended June 30:

	2013		2012		2011
	Amount	Shares (000)	Amount	Shares (000)	Amount	Shares (000)
Open-market purchase programs	$-	-	$158	2,429	$521	7,654
Evergreen Program	128	1,500	67	990	134	2,122
Total	$128	1,500	$225	3,419	$655	9,776

During fiscal year 2013, 2012 and 2011, the Company declared dividends per share of $2.63, $2.44 and $2.25, respectively, and paid dividends per share of $2.56, $2.40 and $2.20, respectively.

Accumulated other comprehensive net losses as of June 30, 2013, 2012 and 2011 included the following (losses) gains, net of tax:

	2013	2012	2011
Foreign currency translation adjustments	$(209)	$(198)	$(157)
Net derivative unrealized (losses) gains	(30)	(33)	4
Pension and postretirement benefit adjustments	(128)	(165)	(97)
Total	$(367)	$(396)	$(250)

NOTE 14. NET EARNINGS PER SHARE

The following is the reconciliation of net earnings to net earnings applicable to common stock:

	2013	2012	2011
Earnings from continuing operations	$574	$543	$287
(Losses) earnings from discontinued operations, net of tax	(2)	(2)	270
Net earnings	572	541	557
Less: Earnings allocated to participating securities	-	-	2
Net earnings applicable to common stock	$572	$541	$555

The following is the reconciliation of the weighted average number of shares outstanding (in thousands) used to calculate basic net earnings per share (EPS) to those used to calculate diluted net EPS:

	2013	2012	2011
Basic	131,075	130,852	136,699
Dilutive effect of stock options and other	1,894	1,458	1,402
Diluted	132,969	132,310	138,101

During fiscal year 2013, the Company included all stock options to purchase shares of the Company’s common stock in the calculation of diluted net EPS because the average market price of all outstanding grants was greater than the exercise price.

During fiscal years 2012 and 2011, the Company did not include stock options to purchase approximately 1.8 million and 2.0 million shares, respectively, of the Company’s common stock in the calculations of diluted net EPS because their exercise price was greater than the average market price, making them anti-dilutive.

NOTE 15. SHARE-BASED COMPENSATION PLANS

In November 2012, the Company’s stockholders voted to approve the amended and restated 2005 Stock Incentive Plan (Plan). The Plan permits the Company to grant various nonqualified, share-based compensation awards, including stock options, restricted stock, performance units, deferred stock units, restricted stock units, stock appreciation rights and other stock-based awards. The primary amendment reflected in the Plan is an increase of approximately 3 million in the number of common shares that may be issued under the Plan. As of June 30, 2013, the Company is authorized to grant up to approximately 7 million common shares under the Plan, and, as of June 30, 2013, approximately 6 million common shares were available for grant under the Plan.

Compensation cost and the related income tax benefit recognized for share-based compensation plans were classified as indicated below in the fiscal years ended June 30.

	2013	2012	2011
Cost of products sold	$4	$3	$4
Selling and administrative expenses	28	22	26
Research and development costs	3	2	2
Total compensation cost	$35	$27	$32
Related income tax benefit	$13	$10	$12

Cash received during fiscal years 2013, 2012 and 2011 from stock options exercised under all share-based payment arrangements was $121, $79 and $84, respectively. The Company issues shares for share-based compensation plans from treasury stock. The Company may repurchase shares under its Evergreen Program to offset the estimated impact of share dilution related to share-based awards (Note 13).

Details regarding the valuation and accounting for stock options, restricted stock awards, performance units and deferred stock units for non-employee directors follow.

NOTE 15. SHARE-BASED COMPENSATION PLANS (Continued)

Stock Options

The fair value of each stock option award granted during fiscal years 2013, 2012 and 2011 was estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

	2013	2012	2011
Expected life	5.7 years	4.9 - 5.7 years	4.9 - 5.9 years
Weighted-average expected life	5.7 years	5.7 years	5.4 years
Expected volatility	18.7% to 19.2%	21.9% to 25.9%	20.6% to 21.0%
Weighted-average volatility	19.1%	23.5%	20.6%
Risk-free interest rate	0.6% to 0.8%	0.9% to 1.1%	1.5%
Weighted-average risk-free interest rate	0.70%	0.9%	1.5%
Dividend yield	3.2%-3.6%	3.5%-3.8%	3.4%-3.6%
Weighted-average dividend yield	3.6%	3.5%	3.4%

The expected life of the stock options is based on observed historical exercise patterns. Groups of employees having similar historical exercise behavior are considered separately for valuation purposes. The Company estimates stock option forfeitures based on historical data for each separate employee grouping, and adjusts the rate to expected forfeitures periodically. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant. Details of the Company’s stock option plan as of June 30 are summarized below:

	Number of Shares	Weighted- Average Exercise Price per Share	Average Remaining Contractual Life	Aggregate Value Intrinsic
	(In thousands)
Outstanding as of June 30, 2012	10,104	$62	6 years	$108
Granted	2,644	72
Exercised	(2,119)	57
Cancelled	(372)	68
Outstanding as of June 30, 2013	10,257	$65	7	$184

Options vested as of June 30, 2013	5,401	$62	5	$116

The weighted-average fair value per share of each option granted during fiscal years 2013, 2012, and 2011, estimated at the grant date using the Black-Scholes option pricing model, was $6.96, $9.24 and $8.27, respectively. The total intrinsic value of options exercised in fiscal years 2013, 2012 and 2011 was $45, $29 and $38, respectively.

Stock option awards outstanding as of June 30, 2013, have been granted at prices that are either equal to or above the market value of the stock on the date of grant. Stock option grants generally vest over four years and expire no later than ten years after the grant date. The Company recognizes compensation expense ratably over the vesting period. As of June 30, 2013, there was $18 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a remaining weighted-average vesting period of two years, subject to forfeiture changes.

NOTE 15. SHARE-BASED COMPENSATION PLANS (Continued)

Restricted Stock Awards

The fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally three to four years. The total number of restricted stock awards expected to vest is adjusted by estimated forfeiture rates. Restricted stock grants receive dividend distributions earned during the vesting period upon vesting.

As of June 30, 2013, there was less than $1 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of one year. The total fair value of the shares that vested in fiscal years 2013, 2012 and 2011 was $1, $3 and $4, respectively. The weighted-average grant-date fair value of awards granted was $72.28, $68.52 and $67.58 per share for fiscal years 2013, 2012 and 2011, respectively.

A summary of the status of the Company’s restricted stock awards as of June 30 is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)
Restricted stock awards as of June 30, 2012	22	$65
Granted	1	72
Vested	(11)	63
Forfeited	(1)	68
Restricted stock awards as of June 30, 2013	11	$68

Performance Units

The Company’s performance unit grants provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves certain performance targets. The performance period is three years and the payout determination is made at the end of the three-year performance period. Performance unit grants receive dividends earned during the vesting period upon vesting.

The fair value of each grant issued is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted, as necessary, on a quarterly basis based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, any previously recognized compensation expense is trued-up in the current period to reflect the expected payout level. If it is determined that the performance goals will be exceeded, additional compensation expense is recognized, subject to a cap of 150% of target.

The number of shares issued will be dependent upon vesting and the achievement of specified performance targets. As of June 30, 2013, there was $26 in unrecognized compensation cost related to non-vested performance unit grants that is expected to be recognized over a remaining weighted-average performance period of two years. The weighted-average grant-date fair value of awards granted was $72.11, $68.17 and $66.48 per share for fiscal years 2013, 2012 and 2011, respectively.

NOTE 15. SHARE-BASED COMPENSATION PLANS (Continued)

A summary of the status of the Company’s performance unit awards as of June 30 is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
	(In thousands)
Performance unit awards as of June 30, 2012	1,370	$62
Granted	416	72
Distributed	(238)	57
Forfeited	(213)	62
Performance unit awards as of June 30, 2013	1,335	$66
Perfomance units vested and deferred as of June 30, 2013	219	$53

The non-vested performance units outstanding as of June 30, 2013 and 2012 were 1,116,000 and 1,160,000, respectively, and the weighted average grant date fair value was $69.01 and $64.04 per share, respectively. Total shares vested during fiscal year 2013 were 246,000, which had a weighted average grant date fair value per share of $57.25. The total fair value of shares vested was $14, $34 and $27 during fiscal years 2013, 2012 and 2011, respectively. Upon vesting, the recipients of the grants receive the distribution as shares or, if previously elected by eligible recipients, as deferred stock. During fiscal years 2013 and 2012, $13 and $33, respectively, of the vested awards were paid by the issuance of shares. During both fiscal years 2013 and 2012, $1 of the vested awards was deferred. Deferred shares continue to earn dividends, which are also deferred.

Deferred Stock Units for Nonemployee Directors

Nonemployee directors receive annual grants of deferred stock units under the Company’s director compensation program and can elect to receive all or a portion of their annual retainers and fees in the form of deferred stock units. The deferred stock units receive dividend distributions, which are reinvested as deferred stock units, and are recognized at their fair value on the date of grant. Each deferred stock unit represents the right to receive one share of the Company’s common stock following the termination of a director’s service.

During fiscal year 2013, the Company granted 18,000 deferred stock units, reinvested dividends of 7,000 units and distributed 15,000 shares, which had a weighted-average fair value on grant date of $74.52, $78.16 and $62.14 per share, respectively. As of June 30, 2013, 233,000 units were outstanding, which had a weighted-average fair value on the grant date of $60.43 per share.

NOTE 16. LEASES AND OTHER COMMITMENTS

The Company leases transportation equipment, certain information technology equipment and various manufacturing, warehousing, and office facilities. The Company’s leases are classified as operating leases, and the Company’s existing contracts will expire by 2027. The Company expects that, in the normal course of business, existing contracts will be renewed or replaced by other leases. Rental expense for all operating leases was $71, $68 and $62 in fiscal years 2013, 2012 and 2011, respectively. The future minimum rental payments required under the Company’s existing non-cancelable lease agreements as of June 30, 2013, are expected to be $45, $38, $36, $33, $29 and $117 in fiscal years 2014, 2015, 2016, 2017, 2018 and thereafter, respectively.

In the fourth quarter of fiscal year 2012, the Company began the process of relocating certain employees from its general office building in Oakland, Calif. to a new facility located in Pleasanton, Calif., which the Company has leased since 2011. Employees from its Technical and Data Center in Pleasanton, Calif. were also relocated to this new facility in fiscal year 2013. The facility consists of approximately 343,000 square feet of leased space and houses the Company’s research and development group, as well as other administrative and operational support personnel. The future minimum rental payments required under the Company’s existing non-cancelable lease agreement for the Pleasanton facility as of June 30, 2013, are expected to be $6, $6, $6, $7, $7 and $36 in fiscal years 2014, 2015, 2016, 2017, 2018 and thereafter, respectively. These amounts are included in the Company’s future minimum rental payments disclosed above.

NOTE 16. LEASES AND OTHER COMMITMENTS (Continued)

The Company is also a party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally binding and that contain specified or determinable significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company’s purchase obligations include contracts to purchase raw materials, commitments to contract manufacturers, commitments for information technology and related services, advertising contracts, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. The raw material contracts are entered into during the regular course of business based on expectations of future purchases. Approximately 19% of the Company’s purchase obligations relate to service contracts for information technology that have been outsourced. As of June 30, 2013, the Company’s purchase obligations, including the services related to information technology, totaled $357, $141, $62, $46, $41 and $24 for fiscal years 2014 through 2018, and thereafter, respectively.

NOTE 17. OTHER (INCOME) EXPENSE, NET

The major components of other (income) expense, net, for the fiscal years ended June 30 were:

	2013	2012	2011
Income from equity investees	$(12)	$(11)	$(8)
Gains on fixed asset sales, net	(4)	(2)	(1)
Low-income housing partnership gains	(4)	(2)	(13)
Income from transition and related services	(3)	(6)	(9)
Interest income	(3)	(3)	(3)
Foreign exchange transaction losses (gains), net (Note 1)	11	1	(2)
Amortization of trademarks and other intangible assets (Note 7)	9	9	9
Other, net	6	1	4
Total	$-	$(13)	$(23)

Investment in Low-Income Housing Partnerships

The Company owns, directly or indirectly, limited partnership interests of up to 99% in 20 low-income housing partnerships, which are accounted for on the equity basis. The Company’s investment balance as of June 30, 2013 and 2012 was $6 and $5, respectively. The purpose of the partnerships is to develop and operate low-income housing rental properties. The general partners, who typically hold 1% of the partnership interests, are third parties unrelated to the Company and its affiliates, and are responsible for controlling and managing the business and financial operations of the partnerships. The partnerships provided the Company with tax benefits from low-income housing tax credits through fiscal year 2012. As a limited partner, the Company is not responsible for any of the liabilities and obligations of the partnerships nor do the partnerships or their creditors have any recourse to the Company other than for the capital requirements. Recovery of the Company’s investments in the partnerships is accomplished through the tax benefits of partnership losses and proceeds from the disposition of the properties. The risk that previously claimed low-income housing tax credits might be recaptured or otherwise retroactively invalidated is considered very low. The Company does not consolidate the investment in low-income housing partnerships.

NOTE 18. INCOME TAXES

The provision for income taxes on continuing operations, by tax jurisdiction, consisted of the following as of June 30:

	2013	2012	2011
Current
Federal	$247	$200	$139
State	23	12	19
Foreign	20	48	45
Total current	290	260	203
Deferred
Federal	(10)	-	71
State	(2)	1	2
Foreign	1	(13)	-
Total deferred	(11)	(12)	73
Total	$279	$248	$276

The components of earnings from continuing operations before income taxes, by tax jurisdiction, consisted of the following as of June 30:

	2013	2012	2011
United States	$731	$655	$446
Foreign	122	136	117
Total	$853	$791	$563

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on continuing operations follows as of June 30:

	2013	2012	2011
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	1.7	1.1	2.3
Tax differential on foreign earnings	(1.3)	(2.5)	(1.0)
Domestic manufacturing deduction	(2.3)	(2.2)	(3.5)
Noncash goodwill impairment	-	-	16.0
Other differences	(0.4)	-	0.2
Effective tax rate	32.7%	31.4%	49.0%

The lower effective tax rate for fiscal year 2012 compared to fiscal year 2013 was primarily due to lower taxes on foreign earnings and higher uncertain tax position releases. The effective tax rates for fiscal years 2013 and 2012 also reflected benefits from tax settlements. The substantially different effective tax rate in fiscal year 2011 primarily resulted from the 16.0% impact of the non-deductible noncash goodwill impairment charge of $258 related to the Burt’s Bees reporting unit as there was no substantial tax benefit associated with this noncash charge.

Applicable U.S. income taxes and foreign withholding taxes have not been provided on approximately $158 of undistributed earnings of certain foreign subsidiaries as of June 30, 2013, because these earnings are considered indefinitely reinvested. The net federal income tax liability that would arise if these earnings were not indefinitely reinvested is approximately $42. Applicable U.S. income and foreign withholding taxes are provided on these earnings in the periods in which they are no longer considered indefinitely reinvested.

Tax benefits resulting from share-based payment arrangements that are in excess of the tax benefits recorded in net earnings over the vesting period of those arrangements (excess tax benefits) are recorded as increases to additional paid-in capital. Excess tax benefits of approximately $11, $10, and $9, were realized and recorded to additional paid-in capital for the fiscal years 2013, 2012 and 2011, respectively.

NOTE 18. INCOME TAXES (Continued)

The components of deferred tax assets (liabilities) as of June 30 are shown below:

	2013	2012
Deferred tax assets
Compensation and benefit programs	$176	$203
Basis difference related to Venture Agreement	30	30
Accruals and reserves	55	49
Inventory costs	20	22
Net operating loss and tax credit carryforwards	33	21
Other	51	23
Subtotal	365	348
Valuation allowance	(36)	(20)
Total deferred tax assets	329	328

Deferred tax liabilities
Fixed and intangible assets	(273)	(268)
Low-income housing partnerships	(23)	(29)
Unremitted foreign earnings	(18)	(4)
Other	(24)	(28)
Total deferred tax liabilities	(338)	(329)
Net deferred tax liabilities	$(9)	$(1)

The Company periodically reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance were as follows as of June 30:

	2013	2012
Valuation allowance at beginning of year	$(20)	$(14)
Net decrease in realizability of foreign deferred tax assets	(9)	(3)
Net increase in foreign net operating loss carryforward and other	(7)	(3)
Valuation allowance at end of year	$(36)	$(20)

As of June 30, 2013, the Company had no foreign tax credit carryforwards for U.S. income tax purposes. Tax credit carryforwards in foreign jurisdictions of $13 have expiration dates between fiscal years 2016 and 2022. Tax benefits from foreign net operating loss carryforwards of $15 have expiration dates between fiscal years 2014 and 2023. Tax benefits from foreign net operating loss carryforwards of $5 may be carried forward indefinitely.

The Company files income tax returns in the U.S. federal and various state, local and foreign jurisdictions. In the first quarter of fiscal year 2011, certain issues relating to 2003, 2004 and 2006 were effectively settled by the Company and the IRS Appeals Division. Tax and interest payments of $18 were made with respect to these issues in the second quarter of fiscal year 2011. Interest payments of $4 were made with respect to these issues in the third quarter of fiscal year 2011. No tax benefits had previously been recognized for the issues related to the 2003, 2004 and 2006 tax settlements. The federal statute of limitations has expired for all tax years through June 30, 2009. Various income tax returns in state and foreign jurisdictions are currently in the process of examination.

NOTE 18. INCOME TAXES (Continued)

Certain issues relating to fiscal years 1996 through 2000 were effectively settled by the Company and the Canadian Revenue Agency in the first quarter of fiscal year 2012, resulting in a net benefit of tax and interest of $7. No tax benefits had previously been recognized for these issues in the Company’s consolidated financial statements.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of June 30, 2013 and 2012, the total balance of accrued interest and penalties related to uncertain tax positions was $8 and $7, respectively. Interest and penalties included in income tax expense resulted in a net expense of $1, a net benefit of $3, and a net benefit of $3 in fiscal years 2013, 2012 and 2011, respectively. The following is a reconciliation of the beginning and ending amounts of the Company’s gross unrecognized tax benefits:

	2013	2012	2011
Unrecognized tax benefits - July 1	$80	$97	$84
Gross increases - tax positions in prior periods	3	4	3
Gross decreases - tax positions in prior periods	(19)	(17)	(9)
Gross increases - current period tax positions	7	5	45
Gross decreases - current period tax positions	-	(1)	-
Lapse of applicable statute of limitations	(2)	(2)	-
Settlements	-	(6)	(26)
Unrecognized tax benefits - June 30	$69	$80	$97

Included in the balance of unrecognized tax benefits as of June 30, 2013, 2012 and 2011, are potential benefits of $56, $56 and $68, respectively, which if recognized, would affect the effective tax rate on earnings.

In the twelve months succeeding June 30, 2013, audit resolutions could potentially reduce total unrecognized tax benefits by up to $2, primarily as a result of cash settlement payments. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

NOTE 19. EMPLOYEE BENEFIT PLANS

Retirement Income Plans

Effective July 1, 2011, and as part of a set of long-term, cost-neutral enhancements to the Company’s overall employee benefit plans, the domestic qualified plan was frozen for service accrual and eligibility purposes for most participants, however, interest credits have continued to accrue on participant balances. As of June 30, 2013 and 2012, the benefits of the domestic qualified plan are based on either employee years of service and compensation or a stated dollar amount per years of service. The Company is the sole contributor to the plan in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plan consist primarily of investments in cash equivalents, mutual funds and common collective trusts.

The Company did not make any contributions to its domestic qualified retirement income plan during fiscal years 2013 and 2012, and contributed $15 in fiscal year 2011. Contributions made to the domestic non-qualified retirement income plans were $11, $11 and $8 in fiscal years 2013, 2012 and 2011, respectively. The Company has also contributed $1 to its foreign retirement income plans in each of the fiscal years ended June 30, 2013, 2012 and 2011. The Company’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate.

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Retirement Health Care

The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare for the domestic plan. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain plans.

The assumed domestic health care cost trend rate used in measuring the accumulated postretirement benefit obligation (APBO) was 7.6% for medical and 8.2% for prescription drugs for fiscal year 2013. These rates have been assumed to gradually decrease each year until an assumed ultimate trend of 4.5% is reached in 2028. The health care cost trend rate assumption has an effect on the amounts reported. The effect of a hypothetical 100 basis point increase or decrease in the assumed domestic health care cost trend rate on the total service and interest cost components, and the postretirement benefit obligation would have been $0, $1, $0 for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

Financial Information Related to Retirement Income and Retirement Health Care

Summarized information for the Company’s retirement income and retirement health care plans at and for the fiscal years ended June 30 is as follows:

	Retirement Income		Retirement Health Care
	2013	2012	2013	2012
Change in benefit obligations:
Projected benefit obligation at beginning of year	$646	$566	$63	$58
Service cost	4	-	1	1
Interest cost	24	29	2	3
Employee contributions to deferred compensation plans	-	5	-	-
Actuarial (gain) loss	(27)	82	(9)	3
Plan amendments	-	-	(5)	-
Translation adjustment	-	-	-	(1)
Benefits paid	(35)	(36)	(1)	(1)
Projected benefit obligation at end of year	612	646	51	63

Change in plan assets:
Fair value of assets at beginning of year	394	410	-	-
Actual return on plan assets	37	9	-	-
Employer contributions to nonqualified plans	12	12	1	1
Translation adjustment	-	(1)	-	-
Benefits paid	(35)	(36)	(1)	(1)
Fair value of plan assets at end of year	408	394	-	-
Accrued benefit cost, net funded status	$(204)	$(252)	$(51)	$(63)

Amount recognized in the balance sheets consists of:
Current accrued benefit liability	$(17)	$(14)	$(4)	$(6)
Non-current accrued benefit liability	(187)	(238)	(47)	(57)
Accrued benefit cost, net	$(204)	$(252)	$(51)	$(63)

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Retirement income plans with an accumulated benefit obligation (ABO) in excess of plan assets as of June 30 were as follows:

	Pension Plans		Other Retirement Plans
	2013	2012	2013	2012
Projected benefit obligation	$529	$561	$80	$84
Accumulated benefit obligation	528	561	80	84
Fair value of plan assets	405	393	-	-

The ABO for all pension plans was $530, $561 and $490 as of June 30, 2013, 2012 and 2011, respectively. The ABO for all retirement income plans decreased by $35 in fiscal year 2013, primarily due to an increase in the discount rate.

The net costs of the retirement income and health care plans for the fiscal years ended June 30 included the following components:

	Retirement Income			Retirement Health Care
	2013	2012	2011	2013	2012	2011
Service cost	$4	$-	$12	$1	$1	$2
Interest cost	24	29	29	2	3	4
Expected return on plan assets	(29)	(31)	(33)	-	-	-
Curtailment gain	-	-	(1)	-	-	-
Amortization of unrecognized items	12	8	17	(2)	(3)	(2)
Total	$11	$6	$24	$1	$1	$4

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Items not yet recognized as a component of postretirement expense as of June 30, 2013, consisted of:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain)	$239	$(29)
Prior service cost (benefit)	1	(8)
Net deferred income tax (assets) liabilities	(89)	14
Accumulated other comprehensive loss (income)	$151	$(23)

Net actuarial loss (gain) recorded in accumulated other comprehensive net losses for the fiscal year ended June 30, 2013, included the following:

	Retirement Income	Retirement Health Care
Net actuarial loss (gain) at beginning of year	$286	$(22)
Amortization during the year	(12)	2
Gain during the year	(35)	(9)
Net actuarial loss (gain) at end of year	$239	$(29)

The Company uses the straight-line amortization method for unrecognized prior service costs and benefits. In fiscal year 2014, the Company expects to recognize, on a pre-tax basis, approximately $0 of the prior service cost and $9 of the net actuarial loss as a component of net periodic benefit cost for the retirement income plans; and approximately $1 of the prior service credit and $2 of the net actuarial gain as a component of net periodic benefit cost for the retirement health care plans.

Weighted-average assumptions used to estimate the actuarial present value of benefit obligations as of June 30 were as follows:

	Retirement Income		Retirement Health Care
	2013	2012	2013	2012
Discount rate	4.39%	3.87%	4.33%	3.86%
Rate of compensation increase	3.44%	3.71%	n/a	n/a

Weighted-average assumptions used to estimate the net periodic pension and other postretirement benefit costs as of June 30 were as follows:

	Retirement Income
	2013	2012	2011
Discount rate	3.87%	5.31%	5.34%
Rate of compensation increase	3.71%	3.93%	4.20%
Expected return on plan assets	7.50%	8.12%	8.11%

	Retirement Health Care
	2013	2012	2011
Discount rate	3.86%	5.29%	5.36%

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation.

Expected benefit payments for the Company’s pension and other postretirement plans as of June 30, 2013 were as follows:

	Retirement Income	Retirement Health Care
2014	$37	$4
2015	37	4
2016	37	3
2017	38	3
2018	39	3
Fiscal years 2019 — 2023	194	14

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.

The target allocations and weighted average asset allocations by asset category of the investment portfolio for the Company’s domestic retirement income plans as of June 30 were:

	% Target Allocation		% of Plan Assets
	2013	2012	2013	2012
U.S. equity	20%	29%	20%	29%
International equity	21	30	21	29
Fixed income	54	36	54	37
Other	5	5	5	5
Total	100%	100%	100%	100%

The target asset allocation is determined based on the optimal balance between risk and return and, at times, may be adjusted to achieve the plan’s overall investment objective to generate sufficient resources to pay current and projected plan obligations over the life of the domestic qualified retirement income plan.

The following table sets forth by level within the fair value hierarchy, the retirement income plans’ assets carried at fair value as of June 30:

	2013
	Level 1	Level 2	Total
Cash equivalents	$3	$-	$3
Common collective trusts
Bond funds	-	217	217
International equity funds	-	93	93
Domestic equity funds	-	77	77
Real Estate fund	-	18	18
Total common collective trusts	-	405	405
Total assets at fair value	$3	$405	$408

	2012
	Level 1	Level 2	Total
Cash equivalents	$2	$-	$2
Common collective trusts
Bond funds	-	149	149
International equity funds	-	116	116
Domestic equity funds	-	106	106
Real Estate fund	-	21	21
Total common collective trusts	-	392	392
Total assets at fair value	$2	$392	$394

The carrying value of cash equivalents approximates its fair value as of June 30, 2013 and 2012.

Common collective trust funds are not publicly traded and, therefore, are classified as Level 2. They are valued at a net asset value unit price determined by the portfolio’s sponsor based on the fair value of underlying assets held by the common collective trust fund on June 30, 2013 and 2012.

The common collective trusts are invested in various trusts that attempt to achieve their investment objectives by investing primarily in other collective investment funds which have characteristics consistent with each trust’s overall investment objective and strategy.

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

Defined Contribution Plans

The Company has defined contribution plans for most of its domestic employees. The plans include The Clorox Company 401(k) Plan. Effective July 1, 2011, The Clorox Company 401(k) Plan was amended to enhance the matching of employee contributions and to provide for a fixed and non-discretionary annual contribution in place of the profit sharing component. Prior to July 1, 2011, Company contributions to the profit sharing component above 3% of employee eligible earnings were discretionary and were based on certain Company performance targets for eligible employees. The aggregate cost of the defined contribution plans was $40, $46, and $21 in fiscal years 2013, 2012 and 2011, respectively. Included in the fiscal year 2011 costs was $17 of profit sharing contributions. The Company also has defined contribution plans for certain international employees. The aggregate cost of these foreign plans was $1 for each of the fiscal years ended June 30, 2013, 2012 and 2011.

NOTE 20. SEGMENT REPORTING

The Company operates through strategic business units that are aggregated into four reportable segments: Cleaning, Household, Lifestyle and International.

  Cleaning consists of laundry, home care and professional products marketed and sold in the United States. Products within this segment include laundry additives, including bleach products under the Clorox® brand and Clorox 2® stain fighter and color booster; home care products, primarily under the Clorox®, Formula 409®, Liquid-Plumr®, Pine-Sol®, S.O.S® and Tilex® brands; naturally derived products under the Green Works® brand; and professional cleaning and disinfecting products under the Clorox®, Dispatch®, Aplicare®, HealthLink® and Clorox HealthcareTM brands.

  Household consists of charcoal, cat litter and plastic bags, wraps and container products marketed and sold in the United States. Products within this segment include plastic bags, wraps and containers under the Glad® brand; cat litter products under the Fresh Step®, Scoop Away® and Ever Clean® brands; and charcoal products under the Kingsford® and Match Light® brands.

  Lifestyle consists of food products, water-filtration systems and filters, and natural personal care products marketed and sold in the United States. Products within this segment include dressings and sauces, primarily under the Hidden Valley®, KC Masterpiece® and Soy Vay® brands; water-filtration systems and filters under the Brita® brand; and natural personal care products under the Burt’s Bees® and güd® brands.

  International consists of products sold outside the United States. Products within this segment include laundry, home care, water-filtration, charcoal and cat litter products, dressings and sauces, plastic bags, wraps and containers and natural personal care products, primarily under the Clorox®, Javex®, Glad®, PinoLuz®, Ayudin®, Limpido®, Clorinda®, Poett®, Mistolin®, Lestoil®, Bon Bril®, Nevex®, Brita®, Green Works®, Pine-Sol®, Agua Jane®, Chux®, Kingsford®, Fresh Step®, Scoop Away®, Ever Clean®, KC Masterpiece®, Hidden Valley® and Burt’s Bees® brands.

Certain non-allocated administrative costs, interest income, interest expense and various other non-operating income and expenses are reflected in Corporate. Corporate assets include cash and cash equivalents, property and equipment, other investments and deferred taxes.

NOTE 20. SEGMENT REPORTING (Continued)

	Fiscal Year	Cleaning	Household	Lifestyle	International	Corporate	Total Company
Net sales	2013	$1,783	$1,693	$929	$1,218	$-	$5,623
	2012	1,692	1,676	901	1,199	-	5,468
	2011	1,619	1,611	849	1,152	-	5,231

Earnings (losses) from continuing
operations before income taxes	2013	420	336	259	96	(258)	853
	2012	381	298	265	119	(272)	791
	2011	356	278	91	55	(217)	563

Income from equity investees	2013	-	-	-	12	-	12
	2012	-	-	-	11	-	11
	2011	-	-	-	8	-	8

Total assets	2013	905	799	878	1,202	527	4,311
	2012	942	818	887	1,219	489	4,355

Capital expenditures	2013	57	72	19	28	18	194
	2012	63	79	18	32	-	192
	2011	72	95	24	37	-	228

Depreciation and amortization	2013	52	69	19	28	14	182
	2012	45	73	18	25	17	178
	2011	44	73	18	22	16	173

Significant noncash charges included
in earnings before income taxes:
Share-based compensation	2013	10	9	5	1	10	35
	2012	13	12	6	1	(5)	27
	2011	14	13	6	2	(3)	32

Noncash goodwill impairment	2013	-	-	-	-	-	-
	2012	-	-	-	-	-	-
	2011	-	-	164	94	-	258

Fiscal year 2011 earnings from continuing operations before income taxes for the Lifestyle and International reportable segments included a noncash goodwill impairment charge of $164 and $94, respectively, related to the Burt’s Bees business. Fiscal year 2011 diluted net earnings per share from continuing operations included the impact of $1.86 from this noncash goodwill impairment charge.

All intersegment sales are eliminated and are not included in the Company’s reportable segments’ net sales.

NOTE 20. SEGMENT REPORTING (Continued)

Net sales to the Company’s largest customer, Walmart Stores, Inc. and its affiliates, were 26%, 26% and 27% for the fiscal years ended 2013, 2012 and 2011, respectively, of consolidated net sales and occurred in each of the Company’s reportable segments. No other customers accounted for more than 10% of consolidated net sales in any of these fiscal years. During fiscal years 2013, 2012 and 2011, the Company’s five largest customers accounted for 45%, 44% and 44% of its net sales, respectively.

The Company has three product lines that have accounted for 10% or more of consolidated net sales during each of the past three fiscal years. Sales of liquid bleach represented approximately 14% of the Company’s consolidated net sales in each of the fiscal years 2013, 2012 and 2011, approximately 26%, 26% and 27% of net sales in the Cleaning segment and approximately 28%, 27% and 27% of net sales in the International segment, respectively. Sales of trash bags represented approximately 13% of the Company’s consolidated net sales in each of the fiscal years 2013, 2012 and 2011, approximately 37%, 35% and 34% of net sales in the Household segment and approximately 10%, 10% and 11% of net sales in the International segment, respectively. Sales of charcoal represented approximately 10%, 11% and 11% of the Company’s consolidated net sales and approximately 32%, 35% and 34% of net sales in the Household segment in fiscal years 2013, 2012 and 2011, respectively.

Net sales and property, plant and equipment, net, by geographic area as of and for the fiscal years ended June 30 were as follows:

	Fiscal Year	United States	Foreign	Total Company
Net sales	2013	$4,448	$1,175	$5,623
	2012	4,316	1,152	5,468
	2011	4,125	1,106	5,231

Property, plant and equipment, net	2013	$860	$161	$1,021
	2012	906	175	1,081

NOTE 21. RELATED PARTY TRANSACTIONS

The Company holds various equity investments with ownership percentages of up to 50% in a number of consumer products businesses. Transactions with the Company’s equity investees typically represent payments for contract manufacturing and purchases of raw materials. Payments to equity investees for such transactions during the fiscal years ended June 30, 2013, 2012 and 2011 were $50, $49 and $47, respectively. Receipts from and ending accounts receivable and payable balances related to the Company’s equity investees were not significant during and as of each of the fiscal years presented.

NOTE 22. UNAUDITED QUARTERLY DATA

	September 30	December 31	March 31	June 30	Total Year
Fiscal year ended June 30, 2013
Net sales	$1,338	$1,325	$1,413	$1,547	$5,623
Cost of products sold	$764	$762	$818	$867	$3,211
Earnings from continuing operations	$133	$123	$134	$184	$574
Losses from discontinued operations,
net of tax	$-	$-	$(1)	$(1)	$(2)
Net earnings	$133	$123	$133	$183	$572
Per common share:
Basic
Continuing operations	$1.02	$0.94	$1.01	$1.40	$4.38
Discontinued operations	-	-	-	(0.01)	(0.01)
Basic net earnings per share	$1.02	$0.94	$1.01	$1.39	$4.37
Diluted
Continuing operations	$1.01	$0.93	$1.00	$1.38	$4.31
Discontinued operations	-	-	-	(0.01)	(0.01)
Diluted net earnings per share	$1.01	$0.93	$1.00	$1.37	$4.30
Dividends declared per common share	$0.64	$0.64	$0.64	$0.71	$2.63
Market price (NYSE)
High	$73.65	$76.74	$88.63	$90.10	$90.10
Low	69.67	71.00	73.50	81.12	69.67
Year-end					83.14

Fiscal year ended June 30, 2012
Net sales	$1,305	$1,221	$1,401	$1,541	$5,468
Cost of products sold	$759	$714	$808	$883	$3,164
Earnings from continuing operations	$130	$105	$134	$174	$543
Losses from discontinued operations,
net of tax	$-	$-	$(2)	$-	$(2)
Net earnings	$130	$105	$132	$174	$541
Per common share:
Basic
Continuing operations	$0.99	$0.79	$1.03	$1.34	$4.15
Discontinued operations	-	-	(0.01)	-	(0.01)
Basic net earnings per share	$0.99	$0.79	$1.02	$1.34	$4.14
Diluted
Continuing operations	$0.98	$0.79	$1.02	$1.32	$4.10
Discontinued operations	-	-	(0.01)	-	(0.01)
Diluted net earnings per share	$0.98	$0.79	$1.01	$1.32	$4.09
Dividends declared per common share	$0.60	$0.60	$0.60	$0.64	$2.44
Market price (NYSE)
High	$75.44	$69.61	$70.89	$73.54	$75.44
Low	63.56	63.06	66.37	66.72	63.06
Year-end					72.46

FIVE-YEAR FINANCIAL SUMMARY
The Clorox Company

Dollars in millions, except share data	2013	2012	2011 (1)(2)	2010 (1)	2009 (1)
OPERATIONS
Net sales	$5,623	$5,468	$5,231	$5,234	$5,158

Gross profit	2,412	2,304	2,273	2,319	2,204

Earnings from continuing operations	$574	$543	$287	$526	$472
(Losses) earnings from discontinued operations,
net of tax	(2)	(2)	270	77	65
Net earnings	$572	$541	$557	$603	$537

COMMON STOCK
Earnings per share
Continuing operations
Basic	$4.38	$4.15	$2.09	$3.73	$3.36
Diluted	4.31	4.10	2.07	3.69	3.33
Dividends declared per share	$2.63	$2.44	$2.25	$2.05	$1.88

OTHER DATA
Total assets	$4,311	$4,355	$4,163	$4,548	$4,569
Long-term debt	2,170	1,571	2,125	2,124	2,151

(1)	In November 2010, the Company completed the sale of the Auto Businesses pursuant to the terms of a Purchase and Sale Agreement and received cash consideration of $755. Included in earnings from discontinued operations for fiscal year ended June 30, 2011, is an after-tax gain on the transaction of $247.

(2)	Earnings from continuing operations and net earnings included the $258 noncash goodwill impairment charge recognized in fiscal year 2011 related to the Burt’s Bees business. Diluted net earnings per share from continuing operations included the impact of $1.86 from this noncash goodwill impairment charge.